                                                 Filed Pursuant to Rule 424B(2)
                                               Registration Statement 333-83678
 6,000,000 Shares
                                        [LOGO] Kyphon, Inc.
 KYPHON INC.

 Common Stock

 $15.00 per share
--------------------------------------------------------------------------------

 .  Kyphon Inc. is offering 6,000,000   .  Trading symbol: Nasdaq National
    shares.                                Market - KYPH

 .  This is our initial public
    offering, and no public market
    existed for our shares prior to
    this offering.

                               -----------------

This investment involves risk. See "Risk Factors" beginning on page 5.

================================================================================

                                                              Per
                                                             Share     Total
                                                             ------ -----------
 Public offering price...................................... $15.00 $90,000,000
 Underwriting discount...................................... $ 1.05 $ 6,300,000
 Proceeds to Kyphon Inc..................................... $13.95 $83,700,000

================================================================================

The underwriters have a 30-day option to purchase up to 900,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray

                     Banc of America Securities LLC

                                                       Bear, Stearns & Co. Inc.

                 The date of this prospectus is May 17, 2002.

                      KYPHON ARTWORK -- EDGAR DESCRIPTIONS

FRONT COVER

Balloons for Bones(TM)

[Three step-by-step images illustrating the use of the KyphX(R)Inflatable Bone Tamp in the spine]

[Image 1 shows the KyphX(R)Inflatable Bone Tamp inserted into the fractured vertabra]

The KyphX(R) Bone Access System allows the surgeon to create a working channel into the fractured bone.

[Image 2 shows the KyphX(R) Inflatable Bone Tamp inside of the vertebra with balloons fully inflated]

The KyphX(R)Inflatable Bone Tamp is inflated.

[Image 3 shows the KyphX(R) Inflatable Bone Tamp being removed from the vertabra and a cavity within the vertabra where the balloons have been deflated]

The KyphX(R) Inflatable Bone Tamp is deflated and removed, and the surgeon completes the fracture repair.

Lenticular card attachment. A 5 x 7 inch card, similar to a hologram, animates the use of our instruments to repair spine fractures. The card may be detached from the prospectus. The card illustrates, and is attached on top of, the step-by-step process described above.

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
      Summary........................................................   1
      Risk Factors...................................................   5
      Information Regarding Forward-Looking Statements...............  12
      Use of Proceeds................................................  13
      Dividend Policy................................................  13
      Capitalization.................................................  14
      Dilution.......................................................  15
      Selected Financial Data........................................  17
      Management's Discussion and Analysis of Financial Condition and
      Results of Operations..........................................  18
      Business.......................................................  26
      Management.....................................................  42
      Related Party Transactions.....................................  53
      Principal Stockholders.........................................  54
      Description of Capital Stock...................................  56
      Shares Eligible for Future Sale................................  59
      Underwriting...................................................  61
      Legal Matters..................................................  64
      Experts........................................................  64
      Where You Can Find More Information............................  64
      Index to Consolidated Financial Statements..................... F-1

                               -----------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the related notes appearing elsewhere in this prospectus.

Our Business

We develop medical devices for orthopedic applications using our proprietary balloon technology. Our initial marketing focus is on surgeons who repair spine fractures caused by osteoporosis, a disease characterized by bone deterioration. These fractures are the most common type of spine fracture. Our first commercial products, comprising our KyphX instruments, provide surgeons with tools to help repair a fracture during minimally-invasive spine surgeries. Alternative treatments include highly-invasive surgical procedures as well as therapies designed simply to manage pain rather than to repair the spine fracture.

In January 1999, we initiated limited direct sales of our KyphX instruments to several major medical centers. In May 2000, we commenced full commercial introduction of our KyphX instruments in the United States. From our inception through March 31, 2002, we recognized approximately $57.0 million in revenue from the sale of our instruments and incurred approximately $46.4 million in losses. As of March 31, 2002, we had trained 1,748 physicians in the United States, Europe and Korea in the use of our KyphX instruments and these physicians had used our instruments in over 13,000 spine surgeries.

The KyphX instruments we currently market consist of the KyphX Inflatable Bone Tamp, the KyphX Inflation Syringe, the KyphX Bone Access System and the KyphX Bone Filler Device. A conventional bone tamp is an orthopedic instrument used to move and compact bone. The KyphX Inflatable Bone Tamp, our proprietary balloon, is used by surgeons to move and compact bone in order to create a void within the bone. We have received clearance from the U.S. Food and Drug Administration for the KyphX Inflatable Bone Tamp, as a conventional bone tamp to move and compact bone in the spine, hand, leg, arm and heel. The KyphX Inflation Syringe is a 510(k)-cleared product that we currently obtain from a contract supplier. We believe that we are not required to obtain FDA clearance for the other KyphX products that we currently market as manual orthopedic surgical instruments. We also have obtained CE Mark for our products, which allows us to sell them in Europe.

Our Target Market

Each year, there are approximately 700,000 spine fractures due to osteoporosis in the United States. Of these, approximately 260,000 fractures are diagnosed, and most are treated, in the hospital or at home, with conservative treatment options such as bed rest, pain medication and back braces. These fractures result in approximately 150,000 hospitalizations costing over $1.6 billion annually. In the United States, 16% of women and five percent of men over the age of 50 have one or more diagnosed spine fractures caused by osteoporosis. These fractures can result in an increased risk of death, significant pain, reduced respiratory function and impaired quality of life.

When treating a patient with a spine fracture, an orthopedic surgeon's primary objective is to repair the fracture by returning the bone to its pre-fracture position. Osteoporotic spine fractures are difficult to repair because the bone has deteriorated. Conventional procedures are major open surgeries, and the metal instruments used in these procedures are not optimally designed to manipulate deteriorated bone. While these open procedures can successfully return bone towards its pre-fracture position, because of the deteriorated condition of osteoporotic bone, metal implants used to fix the bone in place can fail to hold. In addition, because of their highly-invasive nature, these procedures are rarely performed. Pain-management therapies, including medication, bed rest and back braces, cannot repair spine fractures, but treat only the symptoms of the fracture. An interventional pain- management therapy, commonly referred to as vertebroplasty, is not designed to repair the fracture, but instead freezes the fractured bone in its compressed position to reduce pain.

KyphX Instruments for Use During Minimally-Invasive Spine Surgery

Spine fracture surgeries using our KyphX instruments are minimally invasive and involve the insertion of two of our disposable proprietary balloon devices into the fractured bone. The surgeon inflates our balloons to compact and move the deteriorated bone. As a result of the inflation of the balloons, the collapse caused by the fracture may be reversed. This reversal will be more difficult if the bone has previously healed in its fractured position. The balloons are then removed, and the newly-created cavity is filled with the surgeon's choice of bone filler material, stabilizing the fractured area. Bone cement, a plastic polymer, is the bone filler material most commonly used to fill the cavity created by our instruments. Once inserted, this material hardens in place, stabilizing the fractured area. Although surgeons may use bone cement in the spine if they feel it is in the best interest of the patient, we may not promote bone cement for this use unless further regulatory approvals are obtained. Currently, there is no bone filler that has specifically been approved for use with KyphX instruments to repair spine fractures. We intend to seek regulatory approval this year to initiate a clinical study designed to support FDA approval that would allow us to promote the use of bone cement as a bone filler material in conjunction with our cleared KyphX instruments in a specific minimally-invasive spine procedure.

Based upon published reports of clinical results, discussions with surgeons who have used our instruments, and our own research, we believe that the use of our KyphX instruments during minimally-invasive spine surgery may lead to significant patient benefits, including the following:

     .    restoration of collapsed vertebrae;

     .    reduction of spine deformities;

     .    reduction of pain; and

     .    enhanced quality of life.

Surgeries using our instruments may result in serious complications, including chronic pain; follow-up surgery; infection; unintended damage to the bone or tissue; bleeding; bowel, lung or nerve injury; paralysis; and death. Although our KyphX Bone Tamp has been cleared by the FDA, before we can promote and market any benefits resulting from a specific procedure using our KyphX instruments, we must document these benefits in clinical studies and receive additional FDA approvals or clearances.

We are adapting our products for orthopedic applications in the wrist. Our goal is to establish our proprietary balloon technology as the standard of care in orthopedic applications.

As of March 31, 2002, we had 12 U.S. issued patents, eight issued foreign patents, 32 pending U.S. patent applications and 74 pending foreign applications.

The Offering

Common stock offered by us.............. 6,000,000 shares

Common stock outstanding after the
  offering.............................. 35,644,570 shares

Initial public offering price........... $15.00 per share

Use of proceeds......................... We intend to use the net proceeds from this offering to repay outstanding
                                         convertible promissory notes, for
                                         sales and marketing initiatives, for
                                         clinical studies and reimbursement
                                         efforts, for product research and
                                         development and for general corporate
                                         purposes. For  more detailed
                                         information, see "Use of Proceeds."

Nasdaq National Market symbol........... KYPH

The number of shares of common stock to be outstanding after the offering is based on 29,644,570 shares outstanding as of March 31, 2002 and excludes:

     . 6,646,201 shares issuable upon exercise of outstanding options under our 1996 Stock Option Plan at a weighted average exercise price of $1.02 per share;

     . 43,358 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.04 per share;

     . 49,136 shares issuable pursuant to the automatic conversion of a convertible promissory note held by J & A Group;

     . 99,122 shares issuable upon exercise of warrants related to outstanding convertible promissory notes; and

     . 3,450,000 shares reserved for future issuance under our 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan.

Except as otherwise noted, all information in this prospectus:

     . assumes no exercise of the underwriters' over-allotment option to purchase up to 900,000 shares; and

     . reflects the conversion of all of our shares of outstanding preferred stock into 26,151,288 shares of our common stock immediately prior to the completion of this offering.

Corporate Information

We were incorporated in Delaware in January 1994 and commenced operations in September 1996. Our principal executive offices are located at 1350 Bordeaux Drive, Sunnyvale, California 94089, and our telephone number is (408) 548-6500. Our Internet address is www.kyphon.com. The information contained on our website is not part of this prospectus.

Kyphon(R), KyphX(R), Balloons for Bones(TM) and the Kyphon logo are our trademarks. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

Summary Financial Data
(in thousands, except share and per share data)

The following table sets forth our summary financial data. This data has been derived from our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001, and from our unaudited consolidated financial statements for the three-month periods ended March 31, 2001 and 2002, and as of March 31, 2002 included elsewhere in this prospectus. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                     Three Months Ended
                                                    Years Ended December 31,             March 31,
                                               ---------------------------------  -----------------------
                                                 1999       2000        2001         2001        2002
                                               --------  ----------  -----------  ----------  -----------
Consolidated Statements of Operations Data:
Net sales..................................... $    261  $    6,076  $    36,073  $    6,275  $    14,594
Cost of goods sold............................      519       3,606        8,108       1,643        2,270
                                               --------  ----------  -----------  ----------  -----------
Gross profit (loss)...........................     (258)      2,470       27,965       4,632       12,324
Operating expenses:
   Research and development...................    1,996       4,516        7,859       1,768        1,961
   Sales and marketing........................    1,264      11,399       27,891       4,989        9,148
   General and administrative.................    1,875       5,343        9,720       2,011        2,568
                                               --------  ----------  -----------  ----------  -----------
       Total operating expenses...............    5,135      21,258       45,470       8,768       13,677
Loss from operations..........................   (5,393)    (18,788)     (17,505)     (4,137)      (1,353)
Other and interest income (expense), net......      222       1,086         (309)         90         (315)
                                               --------  ----------  -----------  ----------  -----------
Net loss...................................... $ (5,171) $  (17,702) $   (17,814) $   (4,047) $    (1,668)
                                               ========  ==========  ===========  ==========  ===========
Net loss per common share, basic and diluted.. $ (12.96) $   (15.55) $     (9.06) $    (2.43) $     (0.58)
                                               ========  ==========  ===========  ==========  ===========
Weighted-average shares used in computing net
  loss per common share, basic and diluted....  399,150   1,138,547    1,966,828   1,662,284    2,859,781
                                               ========  ==========  ===========  ==========  ===========
Pro forma net loss per common share, basic and
  diluted (unaudited).........................                       $     (0.63)             $     (0.06)
                                                                     ===========              ===========
Weighted-average shares used in computing pro
  forma net loss per common share, basic and
  diluted (unaudited).........................                        28,258,116               29,049,958
                                                                     ===========              ===========

In the pro forma as adjusted column of the balance sheet data below, we have adjusted the balance sheet data as of March 31, 2002, to reflect the conversion of preferred stock into common stock upon the closing of this offering and to give effect to our receipt of the estimated net proceeds of $82.6 million from the sale of 6,000,000 shares of common stock we are offering for sale under this prospectus at an initial public offering price of $15.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                      As of March 31, 2002
                                                                      --------------------
                                                                                 Pro Forma
                                                                       Actual   As Adjusted
                                                                      --------  -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents............................................ $  2,640   $ 85,240
Working capital (deficit)............................................   (5,161)    77,439
Total assets.........................................................   21,209    103,809
Convertible promissory notes.........................................   14,000     14,000
Long-term obligations, net...........................................       31         31
Redeemable convertible preferred stock...............................   37,975         --
Deferred stock-based compensation, net...............................  (18,945)   (18,945)
Total stockholders' equity (deficit).................................  (36,945)    83,631

                                 RISK FACTORS

You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

Unless we obtain additional FDA approvals, we will not be able to promote the use of our instruments in specific surgical procedures or the benefits of any surgical procedures using our instruments in the United States, and our ability to grow our business could be harmed.

In October 2000, we received a warning letter from the FDA challenging the promotional claims that we were making for our KyphX instruments. It was the FDA's position that our regulatory clearance for the KyphX Inflatable Bone Tamp did not permit us to promote the product for use in any specific sites in the body, or for any specific surgical procedures. The FDA also stated that we could not promote any clinical benefits of surgical procedures using our instruments until we obtained additional regulatory approvals related to the benefits. After discussions and correspondence with the FDA, we agreed to abide by these restrictions and revised our promotional campaign accordingly. Subsequently, we obtained an additional clearance to promote the KyphX Inflatable Bone Tamp specifically for use as a conventional bone tamp in the reduction of fractures and/or creation of a void in cancellous bone in the spine, hand, tibia, radius and calcaneus. Until we conduct appropriate clinical studies supporting the use of bone cement as a bone filler material for use in the spine and documenting the clinical benefits of procedures using our instruments, if any, and receive prior FDA approval, we will not be allowed to promote our instruments for any treatment benefits or promote, or train physicians in performing, specific procedures with bone cement in the spine using our instruments. If we fail to obtain these additional necessary regulatory approvals, our ability to generate revenues will be harmed.

In the United States, we are not permitted to promote, or train physicians in, the use of our KyphX instruments with bone cement in the spine, unless we obtain additional FDA approvals.

As the FDA's position is that we may not train physicians about specific procedures in the spine, we limit our training and education of physicians to the specialized skills involved in the proper use of our instruments. Although physicians may use our instruments with bone filler material of their choice, including bone cement, the FDA has taken the position that we cannot promote the use of bone cement, or train surgeons to use bone cement, with our instruments unless bone cement is specifically approved for use in the spine with our instruments. We instruct our trainers, both physician faculty consultants and employees, not to discuss the use of any bone filler material, including bone cement, with our instruments. However, they may respond to questions about bone cement that are raised by physician participants during a training program. Although we believe our training methods are proper, if the FDA determines that our training constitutes promotion of an unapproved use, they can request that we modify our training or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalty.

If we are unable to initiate and complete a clinical study to support regulatory approval to market the use of bone cement for use with our instruments in spine fracture surgery or to document resulting benefits, our future competitive position and revenue will be harmed.

We intend to seek regulatory approval this year to initiate a clinical study designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared instruments in a specific minimally-invasive spine procedure. However, there are many risks associated with conducting the clinical study, including our ability to:

     . identify an appropriate supplier of bone cement to be used in the study;

     .    negotiate a long-term contract with the supplier;

     .    obtain FDA approval of our study protocol;

     .    enroll patients;

     .    avoid adverse patient outcomes; and

     .    demonstrate safety and efficacy.

Any of these factors could delay, limit or prevent our successful completion of a clinical study and our regulatory approval. If we are unable to obtain FDA approval for the use of bone cement with our KyphX instruments in spine surgery, our future competitive position and revenues will be harmed.

Our failure to obtain or maintain necessary regulatory clearances or approvals could hurt our ability to commercially distribute and market our KyphX instruments.

Our KyphX instruments are considered medical devices and are subject to extensive regulation in the United States and in foreign countries where we intend to do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance or premarket approval from the FDA. The FDA's 510(k) clearance process usually takes from three to 12 months, but may take longer. The premarket approval process generally takes from one to three years from the time the application is filed with the FDA, but it can be significantly longer and can be significantly more expensive than the 510(k) clearance process. Although we have obtained 510(k) clearance for the KyphX Inflatable Bone Tamp to help repair fractures in specific sites in the spine, hand, leg, arm and heel, our 510(k) clearance can be revoked if safety or effectiveness problems develop. We also may be required to obtain 510(k) clearance or premarket approval to market additional instruments or for new indications for our KyphX instruments. Before we can market any bone cement product for use with our instruments in spine surgery, we must first obtain regulatory approval. We cannot be certain that we would obtain 510(k) clearance or premarket approval in a timely manner or at all. Delays in obtaining clearances or approvals will adversely affect our revenue and future profitability.

Modifications to our marketed devices may require new 510(k) clearances or premarket approvals or may require us to cease marketing or recall the modified devices until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, premarket approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any manufacturer's decision. We have modified aspects of our KyphX instruments, but we believe that new 510(k) clearances are not required. The FDA may not agree with any of our decisions not to seek new clearances or approvals. If the FDA requires us to seek 510(k) clearance or premarket approval for any modification to a previously cleared instrument, we may be required to cease marketing or to recall the modified device until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

If we fail to comply with Quality System regulations, our manufacturing operations could be delayed, and our product sales and profitability could suffer.

Our manufacturing processes and those of our suppliers are required to comply with the FDA's Quality System regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our instruments. The FDA enforces its Quality System regulations through periodic unannounced inspections. We have never been through a Quality System inspection, and we cannot assure you that we would pass. If we fail a Quality System inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to an adverse Quality System inspection could force a shut-down of our manufacturing operations and a recall of our instruments, which would cause our instrument sales and business to suffer.

We have limited operating experience and a history of net losses and may never achieve or maintain profitability.

We have a limited operating history upon which you can evaluate our business. We commenced commercial sales of our KyphX instruments in May 2000. We have incurred losses every year since we began operations. In particular, we incurred losses of $5.2 million in 1999, $17.7 million in 2000 and $17.8 million in 2001. As of March 31, 2002, we had an accumulated deficit of approximately $46.4 million. Even if we are able to generate significant revenues from our instrument sales, we will continue to have operating losses based on our plans to expand our sales force, both domestically and internationally, and devote substantial resources to our continuing research and development efforts and clinical studies. It is possible that we will never generate sufficient revenues from instrument sales to achieve profitability.

If reimbursement for the procedures using our instruments becomes difficult to obtain or is not available in sufficient amounts, our instruments may not be widely adopted.

In some cases, physicians performing a procedure using our instruments have not been reimbursed. Widespread adoption of our instruments by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from payors for their services in performing the procedures using our instruments. Currently, there is no specific procedure code under which reimbursement to physicians is available for procedures performed using our KyphX instruments. Physicians must report procedures using our instruments under an unlisted current procedural terminology, or CPT, code, and hospitals receive reimbursement for an inpatient stay. Physicians have obtained reimbursement for the use of our products in 46 states and in the District of Columbia. Until a specific code is granted, physician reimbursement from large insurance companies and Medicare may be unavailable or difficult to obtain in some states. In particular, there are four states, Illinois, Michigan, Minnesota and Wisconsin, where Medicare medical directors have refused to provide physician reimbursement, and we do not expect these states to consider reimbursement without additional clinical data. In addition, the absence of FDA approval specifically allowing us to promote the use of bone cement in the spine may affect the availability of reimbursement for spine surgeries in which our instruments are used. Future regulatory action by a government agency or negative clinical results may diminish reimbursement coverage for both the physician and hospital. Finally, reimbursement differs from state to state, and some states may not reimburse for a procedure in an adequate amount, if at all. If physicians are unable to obtain adequate reimbursement for procedures in which our KyphX instruments are used, we may be unable to sell our instruments and our business could suffer.

Adverse changes in reimbursement procedures by domestic and international payors may impact our ability to market and sell our instruments.

Even if the use of our instruments is reimbursed by private payors and Medicare, adverse changes in payors' policies toward reimbursement for the procedure would harm our ability to market and sell our instruments. We are unable to predict what changes will be made in the reimbursement methods used by payors. We cannot be certain that under prospective payment systems, such as those utilized by Medicare, and in many managed care systems used by private health care payors, the cost of our instruments will be justified and incorporated into the overall cost of the procedure.

Even if we fulfill international regulatory requirements to market our instruments, our success will be partly dependent upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. In addition, health care cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we intend to sell our instruments, and these efforts are expected to continue. Although we intend to seek international reimbursement approvals, we may not obtain approvals in a timely manner, if at all.

To be commercially successful, we will have to convince physicians that using our instruments to repair spine fractures is an effective alternative to existing therapies and treatments.

We believe that physicians will not widely adopt our instruments unless they determine, based on experience, clinical data and published peer reviewed journal articles, that the use of our KyphX instruments provides an effective alternative to conventional means of treating spine fractures. Patient studies or clinical experience may indicate that treatment with our instruments does not provide patients with sustained benefits. Further, because some of the data has been produced in studies that involve small patient groups, the data may not be reproduced in wider patient populations. In addition, we believe that continued recommendations and support for the use of KyphX instruments by influential physicians are essential for widespread market acceptance. If our KyphX instruments do not continue to receive support from these physicians or from long-term data, surgeons may not use, and hospitals may not purchase, our instruments.

Because injuries that occur during spine surgery can be significant, we are subject to an increased risk of product liability lawsuits. If we are sued in a product liability action, we could be forced to pay substantial damages.

We manufacture medical devices that are used on patients in spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and death. Consequently, companies that produce instruments for use in the spine are subject to a significant risk of product liability litigation. If our instruments are found to have caused or contributed to any injury, we could be held liable for substantial damages, and our current product liability coverage limits may not be adequate to protect us from any liabilities we might incur. In addition, we may require increased product liability coverage if sales of our instruments increase. Product liability insurance is expensive and may not be available to us in the future on acceptable terms, if at all.

Our reliance on suppliers could limit our ability to meet demand for our products in a timely manner or within our budget.

We are dependent upon outside suppliers to provide us with our KyphX Inflation Syringe, as well as other key components necessary for the manufacture of our products. Because we obtain components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory, the disruption or termination of the supply of components could lead to:

     . a significant increase in manufacturing costs associated with the need to obtain replacement components;

     . our inability to meet demand for our instruments, which could lead to customer dissatisfaction and damage our reputation; and

     . delays associated with regulatory qualifications required for use of replacement suppliers.

Any one of these results could harm our sales and profits and make it difficult to meet our business goals.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we will be unable to increase sales of our KyphX instruments or generate significant revenue growth.

Our sales force has increased from 31 employees in October 2000 to 92 employees in March 2002. The growth that we have experienced, and in the future may experience, provides challenges to our organization, requiring us to rapidly expand our personnel and manufacturing operations. We may not be able to hire sufficient personnel to meet our growth goals. As a result, our failure to recruit additional sales personnel may result in our inability to meet our projections. Future growth may strain our infrastructure, operations, product development and other managerial and operating resources. If our business resources become strained, we may not be able to deliver instruments in a timely manner.

Because we face significant competition from other medical device companies with greater resources than we have, we may be unable to maintain our competitive position and sales of our instruments may decline.

The market for medical devices is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our industry also includes large pharmaceutical companies that are developing drug products that may reduce the incidence of osteoporosis and, therefore, the market for our instruments. Our ability to compete successfully depends in part on our ability to respond quickly to medical and technological change and user preference through the development and introduction of new products that are of high quality and that address patient and surgeon requirements. We compete with many larger companies that enjoy several competitive advantages, including:

     .    established distribution networks;

     .    established relationships with health care providers and payors;

     . additional lines of products, and the ability to bundle products to offer higher discounts or other incentives to gain a competitive advantage; and

     . greater resources for product development, sales and marketing and patent litigation.

At any time, other companies may develop additional competitive products. If we are unable to compete effectively against existing or future competitors, sales of our instruments will decline.

The amount that we raise in this offering may not be adequate, and we may be unable to obtain future capital on satisfactory terms.

We may require financing in addition to the net proceeds of this offering. We cannot assure you that additional financing will be available on a timely basis on terms acceptable to us, or at all, or that any financing will not be dilutive to stockholders. If adequate funds are not available, we may have to delay development or commercialization of our instruments or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize for ourselves. We also may have to reduce the marketing, customer support or other resources devoted to our instruments.

If we are unable to prevent third parties from using our intellectual property, our ability to compete in the market will be harmed.

We believe that the proprietary technology embodied in our instruments and methods gives us a competitive advantage. Maintaining this competitive advantage is important to our future success. We rely on patent protection, as well as on a combination of copyright, trade secret and trademark laws, to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our patents may be challenged, invalidated or circumvented by third parties. Our patent applications may not issue as patents at all or in a form that will be advantageous to us. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share. Enforcement of our intellectual property rights to prevent or inhibit appropriation of our technology by competitors can be expensive and time-consuming to litigate or otherwise dispose of and can divert management's attention from carrying on with our core business.

Our instruments could infringe on the intellectual property rights of others, which may lead to costly litigation, payment of substantial damages or royalties and/or our inability to use essential technologies.

The medical device industry has been characterized by extensive litigation and administrative proceedings regarding patents and other intellectual property rights. Whether an instrument infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our instruments and methods infringe their patents. In addition, they may claim that their patents have priority over ours because their patents issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our instruments or methods may infringe. There could also be existing patents that one or more of our instruments or methods may inadvertently be infringing of which we are unaware. As the number of competitors in the market for minimally-invasive spine disorder treatments grows, the possibility of a patent infringement claim against us increases.

Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate or otherwise dispose of and can divert management's attention from carrying on with our core business. In addition, if we lose an intellectual property litigation matter, a court could require us to pay substantial damages and/or royalties and/or prohibit us from using essential technologies. Also, although we may seek to obtain a license under a third party's intellectual property rights to bring an end to any claims or actions asserted or threatened against us, we may not be able to obtain a license on reasonable terms or at all.

Risks Related to this Offering

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders will together control approximately 57% of our outstanding common stock. If these stockholders act together, they will be able to control our management and affairs in all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could discourage a takeover.

Provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. See "Management--Board of Directors" and "Description of Capital Stock--Anti-takeover Effects of Provisions of Our Charter and Bylaws" and "--Section 203 of the General Corporation Law of the State of Delaware."

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price. There will be approximately 29,644,570 additional shares of common stock eligible for sale beginning 180 days after the effective date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of the common stock following this offering. The market price of the common stock following this offering will be affected by a number of factors, including:

     . regulatory or reimbursement developments in the United States or other countries;

     .    product liability claims or other litigation;

     . the announcement of new products or product enhancements by us or our competitors;

     .    quarterly variations in our or our competitors' results of operations;

     . changes in earnings estimates or recommendations by securities analysts;

     .    developments in our industry; and

     . general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

New investors will experience immediate and substantial dilution in the value of their common stock following this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options exercise those options, you will incur further dilution. See "Dilution."

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. We believe that the section entitled "Risk Factors" includes all material risks that could harm our business. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus.

Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 6,000,000 shares of common stock that we are selling in this offering will be approximately $82.6 million based on an initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $95.2 million.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

     . $13.3 million for repayment of outstanding convertible promissory notes held by affiliates, plus accrued interest (see "Related Party Transactions");

     . $27.0 million for sales and marketing initiatives to support the ongoing commercialization of our KyphX instruments;

     . $2.0 million for support of clinical studies and reimbursement efforts; and

     .    $3.0 million for product research and development.

We intend to use the remainder of the net proceeds for general corporate purposes. We may also use a portion of the net proceeds for potential strategic acquisitions of technologies or companies and investments in third parties. However, we currently do not have any specific plans or agreements with regard to acquisitions or investments. The amounts actually expended for these purposes may vary significantly and will depend upon a number of factors, including the amount of our future revenues, expenses and the other factors described under "Risk Factors." Pending these uses, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments and government securities.

                                DIVIDEND POLICY

Since our incorporation, we have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002. It also sets forth our capitalization:

     . on a pro forma basis to give effect to the automatic conversion of our preferred stock into 26,151,288 shares of common stock immediately prior to the completion of this offering; and

     . on a pro forma as adjusted basis to give effect to the conversion of our preferred stock into common stock and to reflect our receipt of the net proceeds from the sale of 6,000,000 shares of common stock at an initial public offering price of $15.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                                                    As of March 31, 2002
                                                                                              --------------------------------
                                                                                                                    Pro Forma
                                                                                               Actual    Pro Forma As Adjusted
                                                                                              --------   --------- -----------
                                                                                              (in thousands, except share data
                                                                                                         (unaudited)
Long-term obligations........................................................................ $     31   $     31   $     31
                                                                                              --------   --------   --------
Redeemable convertible preferred stock, $0.001 par value; 26,438,116 shares authorized, actual; 26,151,288 shares issued and outstanding, actual; no shares issued and outstanding,
 pro forma and pro forma as adjusted.........................................................   37,975         --         --
                                                                                              --------   --------   --------
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as
   adjusted..................................................................................       --         --         --
  Common stock, $0.001 par value; 40,000,000 shares authorized, actual;
   120,000,000 shares authorized, pro forma and pro forma as adjusted; 3,493,282 shares issued and outstanding, actual; 29,644,570 shares issued and outstanding, pro forma;
   35,644,570 shares issued and outstanding, pro forma as adjusted...........................        3         30         36
Additional paid-in capital...................................................................   28,372     66,320    148,914
Deferred stock-based compensation, net.......................................................  (18,945)   (18,945)   (18,945)
Accumulated other comprehensive loss.........................................................      (14)       (14)       (14)
Accumulated deficit..........................................................................  (46,360)   (46,360)   (46,360)
                                                                                              --------   --------   --------
    Total stockholders' equity (deficit).....................................................  (36,945)     1,030     83,631
                                                                                              --------   --------   --------
       Total capitalization.................................................................. $  1,062   $  1,062   $ 83,662
                                                                                              ========   ========   ========

The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of March 31, 2002. This table excludes:

     . 6,646,201 shares issuable upon exercise of outstanding options under our 1996 Stock Option Plan at a weighted average exercise price of $1.02 per share;

     . 43,358 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.04 per share;

     . 49,136 shares issuable pursuant to the automatic conversion of a convertible promissory note held by J & A Group, LLC. The impact of the automatic conversion of the convertible promissory note on the March 31, 2002 balance sheet would be to increase common stock and additional paid-in capital by $49 and $699,951, respectively, and to increase the number of shares outstanding by 49,136 shares. Had this conversion occurred as of January 1, 2002, interest expense and the accumulated deficit would have been decreased by $17,500;

     . 99,122 shares issuable upon exercise of warrants related to outstanding convertible promissory notes; and

     . 3,450,000 shares reserved for issuance under our 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                                   DILUTION

The pro forma net tangible book value of our common stock as of March 31, 2002 was approximately $1.0 million, or $0.03 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 6,000,000 shares of our common stock in this offering at an initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value would be $83.6 million, or approximately $2.35 per share. This represents an immediate increase in net tangible book value of $2.32 per share to existing stockholders and an immediate dilution in net tangible book value of $12.65 per share to new investors purchasing our common stock in this offering.

The following table illustrates the per share dilution to new investors:

Initial public offering price per share.......................................................        $15.00
   Pro forma net tangible book value per share as of March 31, 2002........................... 0.03
   Increase in pro forma net tangible book value per share attributable to this offering...... 2.32
                                                                                               ----
Pro forma net tangible book value per share after this offering...............................          2.35
                                                                                                      ------
Dilution per share to new investors...........................................................        $12.65
                                                                                                      ======

The following table sets forth, on a pro forma basis as of March 31, 2002, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by the new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an initial public offering price of $15.00 per share.

                                         Shares Purchased  Total Consideration
                                        -----------------  -------------------  Average Price
                                          Number   Percent    Amount    Percent   Per Share
                                        ---------- ------- ------------ ------- -------------
Existing stockholders.................. 29,644,570  83.17% $ 40,451,012  31.01%    $ 1.36
New investors..........................  6,000,000  16.83%   90,000,000  68.99%    $15.00
                                        ---------- ------  ------------ ------
   Total............................... 35,644,570 100.00% $130,451,012 100.00%
                                        ========== ======  ============ ======

Assuming the exercise in full of all options and warrants outstanding as of March 31, 2002, the conversion of the convertible promissory notes and the exercise of the warrants related to outstanding convertible promissory notes, the number of shares purchased by existing stockholders would be increased by 6,837,817 shares to 36,482,387 shares, total consideration paid by them would be increased by approximately $6.8 million to $47.3 million and the average price per share paid by them would be reduced by $0.06 per share to $1.30 per share.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 81.12% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 6,900,000, or approximately 18.88% of the total number of shares of our common stock outstanding after this offering.

The table above assumes no exercise of options or warrants after March 31, 2002. The number of shares of our common stock outstanding as of March 31, 2002 excludes:

     . 6,646,201 shares issuable upon exercise of outstanding options under our 1996 Stock Option Plan at a weighted average exercise price of $1.02 per share;

     . 43,358 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.04 per share;

     . 49,136 shares issuable pursuant to the automatic conversion of a convertible promissory note held by J & A Group, LLC;

     . 99,122 shares issuable upon exercise of warrants related to outstanding convertible promissory notes; and

     . 3,450,000 shares reserved for issuance under our 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan.

                            SELECTED FINANCIAL DATA

We were incorporated in Delaware in January 1994 and commenced operations in September 1996. From 1994 until 1996, our activities focused on raising capital. From 1996 until 1998, our activities focused on development of our KyphX instruments. The following consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001 and consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2001 and 2002 and the balance sheet data as of March 31, 2002 are derived from our unaudited consolidated financial statements included in this prospectus. The statements of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 were derived from our audited financial statements, which do not appear in this prospectus. When you read this selected financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                                                                      Three Months Ended
                                                           Years Ended December 31,                       March 31,
                                            -----------------------------------------------------  -----------------------
                                              1997      1998      1999       2000        2001         2001        2002
                                            --------  --------  --------  ----------  -----------  ----------  -----------
                                                            (in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales.................................. $     --  $     --  $    261  $    6,076  $    36,073  $    6,275  $    14,594
Cost of goods sold.........................       --        --       519       3,606        8,108       1,643        2,270
                                            --------  --------  --------  ----------  -----------  ----------  -----------
Gross profit (loss)........................       --        --      (258)      2,470       27,965       4,632       12,324
Operating expenses:
   Research and development................      763     1,694     1,996       4,516        7,859       1,768        1,961
   Sales and marketing.....................       --        87     1,264      11,399       27,891       4,989        9,148
   General and administrative..............      384       872     1,875       5,343        9,720       2,011        2,568
                                            --------  --------  --------  ----------  -----------  ----------  -----------
      Total operating expenses.............    1,147     2,653     5,135      21,258       45,470       8,768       13,677
Loss from operations.......................   (1,147)   (2,653)   (5,393)    (18,788)     (17,505)     (4,137)      (1,353)
Other and interest income (expense), net...        3        10       222       1,086         (309)         90         (315)
                                            --------  --------  --------  ----------  -----------  ----------  -----------
Net loss................................... $ (1,144) $ (2,643) $ (5,171) $  (17,702) $   (17,814) $   (4,047) $    (1,668)
                                            ========  ========  ========  ==========  ===========  ==========  ===========
Net loss per common share, basic and
 diluted................................... $(716.00) $ (14.11) $ (12.96) $   (15.55) $     (9.06) $    (2.43) $     (0.58)
                                            ========  ========  ========  ==========  ===========  ==========  ===========
Weighted-average shares used in computing
 net loss per common share, basic and
 diluted...................................    1,598   187,316   399,150   1,138,547    1,966,828   1,662,284    2,859,781
                                            ========  ========  ========  ==========  ===========  ==========  ===========
Pro forma net loss per common share, basic
 and diluted (unaudited)...................                                           $     (0.63)             $     (0.06)
                                                                                      ===========              ===========
Weighted-average shares used in computing
 pro forma net loss per common share,
 basic and diluted (unaudited).............                                            28,258,116               29,049,958
                                                                                      ===========              ===========

                                                         As of December 31,                 As of
                                           ---------------------------------------------  March 31,
                                            1997     1998     1999      2000      2001      2002
                                           -------  -------  -------  --------  --------  ---------
                                                                (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and
 short-term investments................... $ 2,366  $ 8,123  $25,318  $  8,898  $  3,352  $  2,640
Working capital (deficit).................   2,103    7,632   24,725    10,213    (5,623)   (5,161)
Total assets..............................   2,507    8,637   26,292    15,195    18,287    21,209
Convertible promissory notes..............      --       --       --        --    12,000    14,000
Long-term obligations, net................      95      308      209       132        43        31
Redeemable convertible preferred stock....   3,479   11,718   34,156    38,024    38,024    37,975
Deferred stock-based compensation, net....      --       --     (768)   (6,781)  (16,082)  (18,945)
Total stockholders' deficit...............  (1,352)  (3,917)  (9,014)  (25,134)  (37,667)  (36,945)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of selected factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. We believe that the section entitled "Risk Factors" includes all material risks that could harm our business.

Overview

We develop medical devices for orthopedic applications using our proprietary balloon technology. From inception in 1994 until 1998, our operations consisted primarily of start-up activities, including development of our KyphX instruments, recruiting personnel and raising capital. Currently, our KyphX instruments consist of our KyphX Inflatable Bone Tamp, KyphX Inflation Syringe, KyphX Bone Access Systems and KyphX Bone Filler Device. We have obtained clearance from the U.S. Food and Drug Administration, or FDA, for our KyphX Inflatable Bone Tamp to help repair fractures in specific sites in the spine, hand, leg, arm and heel. We believe that we are not required to obtain FDA clearance for our other KyphX products when promoted and sold as manual orthopedic surgical instruments. In May 2000, we commenced full commercial introduction of our KyphX instruments. From inception to March 31, 2002, we recognized $57.0 million in revenue from sales of our products. As of March 31, 2002, we had trained 1,748 physicians in the United States, Europe and Korea in the use of our KyphX instruments and these physicians had used our instruments in over 13,000 surgeries.

Since inception, we have been unprofitable. We incurred net losses of approximately $5.2 million in 1999, $17.7 million in 2000, $17.8 million in 2001 and $1.7 million for the three months ended March 31, 2002. As of March 31, 2002, we had an accumulated deficit of approximately $46.4 million. Activities related to commercializing our KyphX instruments, enhancing physician reimbursement and initiating clinical studies, together with our general and administrative expenses, will cause our expenses to increase. As we proceed with commercialization, we will require additional sales and marketing resources, data from proposed clinical studies and greater physician reimbursement acceptance by payors.

We currently market our instruments in the United States through a direct sales organization to physicians who perform spine surgery, including orthopedic spine surgeons and neurosurgeons. We have European operations headquartered in Belgium. We sell directly in some European countries and use distributors and agents in other European countries and in Korea.

Our future growth depends on increased penetration of our current market and on identifying new markets in which we can leverage our proprietary balloon technology. To the extent any current or additional markets do not materialize or grow in accordance with our expectations, our sales could be lower than expected. We intend to seek regulatory approval this year to initiate a clinical study designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits, if any, resulting from that procedure.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and disclosures at the date of the financial statements. On an on-going basis, we evaluate our estimates, including those related to accounts receivables, inventories, income taxes and deferred stock-based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Revenue from product sales is recognized upon receipt of a valid purchase order, shipment of the products to customers and when collection of the receivables is deemed probable. We maintain an accounts receivable allowance for an estimated amount of losses that may result from customers' inability to pay for product purchased. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We write down our inventory by estimating the potential for future loss based on a variety of factors, including the quantity of particular items, their prospect for replacement or obsolescence, the remaining shelf life and the difference between cost and market. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. We have established a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We have estimated the fair value of our common stock, which we used to measure the fair value of stock options granted to employees and non-employees. We account for stock-based compensation for our employees using the intrinsic value method of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board, or FASB, Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," and we account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Under these methods, deferred stock-based compensation is determined and is being amortized to expense.

Results of Operations

Three Months Ended March 31, 2001 and March 31, 2002

Net Sales. Net sales generated from sales of our products increased from approximately $6.3 million in the three months ended March 31, 2001 to approximately $14.6 million in the three months ended March 31, 2002. The increase in net sales resulted from an increase in the number of procedures performed by trained physicians. In the three months ended March 2001 and 2002, 99% and 95%, respectively, of net sales were recognized in the United States.

Cost of Goods Sold. Cost of goods sold consists of material, labor and overhead costs. Cost of goods sold increased from approximately $1.6 million in the three months ended March 31, 2001 to approximately $2.3 million in the three months ended March 31, 2002. The increase in the cost of goods sold resulted primarily from higher material, labor and overhead costs associated with increased sales volume of our products. As a percentage of revenue, costs of goods sold decreased from 26% in the three months ended March 31, 2001 to 16% in the three months ended March 31, 2002 as a result of fixed overhead costs being spread over higher production volume.

Research and Development. Research and development expenses consist of costs of product research, product development, regulatory and clinical functions and personnel. These expenses increased from approximately $1.8 million in the three months ended March 31, 2001 to approximately $2.0 million in the three months ended March 31, 2002. The increase was primarily attributable to increased personnel costs of $176,000 and amortization of deferred stock-based compensation of $170,000, offset by decreased clinical trial costs of $200,000. We expect to continue to make substantial investments in research and development and anticipate that research and development expenses will continue to increase in the future.
                                      19

Sales and Marketing. Sales and marketing expenses consist of personnel costs, physician training programs and marketing activities. These expenses increased from approximately $5.0 million in the three months ended March 31, 2001 to approximately $9.1 million in the three months ended March 31, 2002 as we continued to build our sales and marketing organization in conjunction with increased product sales. The increase in sales and marketing expenses related primarily to the costs of hiring, training and compensating additional direct selling representatives of approximately $2.1 million, increased travel expenditures of $724,000, increased expenditures related to advertising and promotional activities of $452,000 and amortization of deferred stock-based compensation of $403,000. As we continue to commercialize our KyphX instruments, we expect to significantly increase our sales and marketing efforts and expenditures.

General and Administrative. General and administrative expenses consist of personnel costs, professional service fees, expenses related to intellectual property rights and general corporate expenses. These expenses increased from approximately $2.0 million in the three months ended March 31, 2001 to approximately $2.6 million in the three months ended March 31, 2002. The increase in general and administrative expenses resulted primarily from the amortization of deferred stock-based compensation of $439,000 and increased administrative expenditures of $104,000. We expect general and administrative expenses to increase in the future as we add personnel, continue to expand our patent portfolio and incur reporting and investor-related expenses as a public company.

Other and Interest Income (Expense), Net. Other and interest income (expense), net, decreased from $90,000 in the three months ended March 31, 2001 to ($315,000) in the three months ended March 31, 2002 due to lower cash, cash equivalent and short-term investment balances and increased interest expense associated with outstanding convertible promissory notes.

Years Ended December 31, 1999, 2000 and 2001

Net Sales. Net sales generated from sales of our products increased from approximately $261,000 in 1999 to approximately $6.1 million in 2000 as we commenced limited sales to physicians in 1999 and began a full commercial launch of our KyphX instruments in May 2000. Procedures performed in 1999 were almost exclusively in the United States. Net sales increased to approximately $36.1 million in 2001. The increases in net sales in 2000 and 2001 resulted from an increase in the number of procedures performed by trained physicians. In each of 2000 and 2001, 98% of net sales were recognized in the United States and 2% were recognized in Europe.

Cost of Goods Sold. Cost of goods sold increased from approximately $519,000 in 1999 to approximately $3.6 million in 2000. The increase in cost of goods sold in 2000 resulted from the expansion of our manufacturing operations into a larger leased facility in April 2000 and higher material, labor and overhead costs associated with increased sales volume of our products. As a percentage of revenue, cost of goods sold expenses decreased from 199% in 1999 to 59% in 2000. Cost of goods sold increased to approximately $8.1 million in 2001. The increase in cost of goods sold in 2001 resulted primarily from higher material, labor and overhead costs associated with increased sales volume of our products and $210,000 in amortization of deferred stock-based compensation. As a percentage of revenue, cost of goods sold decreased from 59% in 2000 to 22% in 2001, primarily as a result of fixed overhead costs being spread over higher production volume.

Research and Development. Research and development expenses increased from approximately $2.0 million in 1999 to approximately $4.5 million in 2000. The increase was primarily attributable to increased personnel costs of $994,000, amortization of deferred stock-based compensation of $318,000, higher facilities expenses of $278,000 associated with the move into our larger leased facility and additional product testing and development expenditures of $169,000. Research and development expenses increased to approximately $7.9 million in 2001. The increase in 2001 was primarily attributable to clinical trial consulting costs of $1.3 million, amortization of deferred stock-based compensation of $752,000, increased personnel costs of $728,000, additional product testing and development expenditures of $321,000 and higher facilities expenses of $223,000.

Sales and Marketing. Sales and marketing expenses increased from approximately $1.3 million in 1999 to approximately $11.4 million in 2000 as we continued to build our sales and marketing organization in conjunction with increased product sales. The increase in 2000 resulted primarily from increased personnel costs of $4.7 million, increased sales travel expenses of $2.0 million, higher physicians training costs of $1.2 million and increased advertising and promotional expenses of $1.2 million. Sales and marketing expenses increased to approximately $27.9 million in 2001. The increase in sales and marketing expenses in 2001 related primarily to the costs of hiring, training and compensating additional direct selling representatives of $8.2 million, higher physicians training costs of $1.6 million, increased expenditures of $1.6 million related to advertising and promotional activities and amortization of deferred stock-based compensation of $644,000.

General and Administrative. General and administrative expenses increased from approximately $1.9 million in 1999 to approximately $5.3 million in 2000. The increase in 2000 resulted primarily from increased legal, accounting and reimbursement consulting fees of $1.5 million, increased personnel expenses of $935,000 and higher facilities costs of $302,000. General and administrative expenses increased to approximately $9.7 million in 2001. Increases in general and administrative expenses in 2001 resulted primarily from increased personnel costs of $2.2 million related to our growth in operations and amortization of deferred stock-based compensation of $2.2 million offset by reduced expenditures.

Other and Interest Income (Expense), Net. Other and interest income (expense), net, increased from approximately $222,000 in 1999 to approximately
$1.1 million in 2000 due to higher cash, cash equivalent and short-term investment balances as a result of the sale of redeemable convertible preferred stock and lower interest expenses due to lower balance on our equipment financing. Other and interest income (expense), net, decreased to approximately ($309,000) in 2001 due to lower cash, cash equivalent and short-term investment balances and increased interest expense associated with outstanding convertible promissory notes.

Deferred Stock-Based Compensation

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and the deemed fair value of our common stock at the time of grant. Deferred stock-based compensation is amortized to cost of goods sold, research and development expense, sales and marketing expense and general and administrative expense. Deferred stock-based compensation recorded through March 31, 2002 was approximately $23.4 million, with accumulated amortization of approximately $5.5 million. The remaining approximately $17.9 million will be amortized over the vesting periods of the options, generally four years from the date of grant. We expect to record amortization expense for deferred stock-based compensation as follows:

                              Period            Amount
                      ---------------------- ------------
                      Second quarter of 2002 $1.4 million
                      Third quarter of 2002  $1.4 million
                      Fourth quarter of 2002 $1.4 million
                               2003          $5.7 million
                               2004          $4.8 million
                               2005          $3.2 million

All option amounts are being amortized using a straight-line method.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The stock-based compensation expense will fluctuate as the deemed fair market value of our common stock fluctuates. In connection with the grant of stock options to non-employees, we recorded deferred stock-based compensation of $3.7 million through March 31, 2002, of which $2.7 million has been amortized to expense as of March 31, 2002.

Income Taxes

Realization of deferred tax assets is dependent upon the uncertainty of the timing and amount of future earnings, if any. Accordingly, full deferred tax asset valuation allowances have been established as of December 31, 2000 and 2001 to reflect these uncertainties.

As of December 31, 2001, we had federal and state net operating loss carryforwards of approximately $48.6 million and federal and state tax credit carryforwards of approximately $565,000. The net operating loss and tax credit carryforwards will expire at various dates through 2021, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Additionally, we had $2.2 million of net operating losses in Belgium, which can be carried forward indefinitely, absent any changes in control.

Quarterly Results of Operations

The following table sets forth our operating results for each of the eight quarters indicated below. This data has been derived from unaudited financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our annual audited financial statements and the related notes. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. These operating results are not necessarily indicative of results for any future period.

                                                                           Quarter Ended
                                  ----------------------------------------------------------------------------------------------
                                   June 30,   Sept. 30,    Dec. 31,    Mar. 31,    June 30,   Sept. 30,    Dec. 31,    Mar. 31,
                                     2000       2000         2000        2001        2001       2001         2001        2002
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                          (in thousands except share and per share data)
Net sales........................ $      691  $    1,954  $    3,107  $    6,275  $    9,298  $    9,722  $   10,778  $   14,594
Cost of goods sold...............        850       1,087       1,089       1,643       2,116       2,076       2,273       2,270
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit (loss)..............       (159)        867       2,018       4,632       7,182       7,646       8,505      12,324

Operating expenses:
 Research and development........        970       1,354       1,460       1,768       2,467       2,073       1,550       1,961
 Sales and marketing.............      2,422       3,351       4,087       4,989       6,031       7,396       9,475       9,148
 General and administrative......      1,112       1,141       2,178       2,011       3,277       2,103       2,329       2,568
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total operating expenses.........      4,504       5,846       7,725       8,768      11,776      11,572      13,355      13,677

Loss from operations.............     (4,663)     (4,979)     (5,707)     (4,137)     (4,594)     (3,925)     (4,850)     (1,353)
Other and interest income
 (expense), net..................         46         702         131          90           8         (86)       (321)       (315)
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss......................... $   (4,617) $   (4,277) $   (5,576) $   (4,047) $   (4,586) $   (4,011) $   (5,170) $   (1,668)
                                  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Net loss per common share, basic
 and diluted..................... $    (4.32) $    (3.53) $    (3.92) $    (2.43) $    (2.36) $    (1.92) $    (2.37) $    (0.58)
                                  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted-average shares used in
 computing net loss per common
 share, basic and diluted........  1,068,911   1,211,199   1,423,947   1,662,284   1,946,475   2,088,138   2,182,801   2,859,781
                                  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

Liquidity and Capital Resources

From inception through May 2001, we financed our operations primarily through private sales of redeemable convertible preferred stock yielding net proceeds of $38.0 million. In June 2001, we entered into a loan agreement, as amended, for the sale of up to $20.0 million in aggregate principal amount of convertible promissory notes. As of March 31, 2002, we had issued to affiliates a total of $14.0 million in aggregate principal amount of convertible promissory notes under the loan agreement. Per the loan agreement, as amended, in the event that we have not completed an initial public offering or an equity financing prior to June 30, 2002, the outstanding convertible promissory notes and any accrued interest will automatically convert into shares of preferred stock at a conversion price of $3.50 per share. Upon completion of this offering, we plan to repay the principal and interest on outstanding convertible promissory notes with an aggregate principal amount of $13.3 million. The principal and interest on the remaining convertible promissory note, which is held by J & A Group, LLC, automatically converts into 49,136 shares of common stock at the closing of the offering. To a lesser extent, we also financed our operations through equipment financing loans, which totaled $121,000 in principal outstanding at March 31, 2002. As of March 31, 2002, we had $2.6 million of cash and cash equivalents and a working capital deficit of $5.2 million.

Cash Used in Operations. Net cash used in operations was approximately $4.9 million in 1999, $18.3 million in 2000, $13.0 million in 2001 and $2.8 million for the three months ended March 31, 2002. For those periods, cash used in operations was attributable primarily to net losses after adjustment for non-cash charges related to depreciation and amortization of deferred stock-based compensation, and increases in accounts receivable and inventories. These increases in use of cash in operations were offset in part by increases in accounts payable, accrued compensation and other accrued liabilities also resulting from the upward trend in business activities in years 1999, 2000 and 2001.

Cash Used in Investing Activities. Net cash used in investing activities was approximately $1.5 million in 1999, $799,000 in 2000, $1.6 million in 2001 and $487,000 for the three months ended March 31, 2002. For each of these periods, cash used in investing activities reflected purchases of property and equipment. In 1999 and 2000, it also reflected net purchases of short-term investments.

Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was approximately $22.3 million in 1999, $4.0 million in 2000, $9.1 million in 2001 and $2.6 million for the three months ended March 31, 2002. Cash provided during 1999 and 2000 was attributable to proceeds from the issuance of redeemable convertible preferred and common stock and debt obligations. Cash provided during 2001 and the first three months of 2002 included proceeds from the convertible promissory notes issued pursuant to the loan agreement, offset partially by the related party note receivable loan.

Equipment Financing. In 1997 and 1998, we entered into two equipment financing lines totaling $650,000. Both of these lines have expired, and the 1997 line has been repaid. The interest rates for these financings range from 11.8% to 12.8% per year and provide for aggregate monthly payments of $10,000. As of March 31, 2002, the principal balance outstanding on the 1998 line totaled $121,000. We have granted a security interest to the lenders in all equipment covered by this line. We have issued warrants to the lenders in connection with these lines for the purchase of up to 18,360 shares of common stock at a weighted-average exercise price of $0.62 per share. See "Description of Capital Stock."

Convertible Promissory Notes. Between June 2001 and February 2002, we raised $13.3 million through the sale of convertible promissory notes to several of our affiliates pursuant to a loan agreement. Upon the closing of this offering, the principal and accrued interest on these notes must either be repaid or converted into our common stock, at our option. In addition, in November 2001, we raised $700,000 through the sale of a convertible promissory note to one affiliate pursuant to the same loan agreement. The principal and accrued interest due on this note automatically converts into our common stock at the initial public offering price at the closing of this offering. Under the terms of the loan agreement, we must issue warrants to purchase shares of our common stock at an exercise price of $0.01 per share to the holders of the convertible promissory notes. We intend to repay with the proceeds of this offering all of the notes that do not automatically convert, and as a result, the warrants will be exercisable for an aggregate of 99,122 shares.

We will allocate the gross proceeds received from the convertible promissory notes to the convertible promissory notes and the warrants, based on their relative fair values. This allocation will result in $13.5 million of the proceeds being assigned to the convertible promissory note and $1.4 million being assigned to the warrants. We valued the warrants using the Black-Scholes pricing model. We will recognize the allocated value of the warrants of $1.4 million immediately as interest expense. Based on the difference between the effective conversion price of the proceeds allocated to the convertible promissory notes and the deemed fair market value of the common stock at the effective date, we determined that the allocated value of the convertible promissory notes contained a beneficial conversion feature. The beneficial conversion feature, amounting to $1.4 million, represents additional interest yield on the convertible promissory notes and also will be recognized immediately as interest expense.

We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest to address new markets.

We believe that the net proceeds from this offering, together with our current cash and investment balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock, and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to interest rate risk at March 31, 2002 is related to our investment portfolio and our borrowings. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall, and floating rate borrowings will lead to additional interest expense if interest rates increase. Due in part to these factors, our future investment income may fall short of expectations due to changes in U.S. interest rates.

We invest our excess cash in debt instruments of the U.S. government and its agencies and in high quality corporate issuers. Due to the short-term nature of these investments, we have assessed that there is no material exposure to interest rate risk arising from our investments.

We have operated mainly in the United States, and 100%, 98%, 98% and 95% of our sales were made in U.S. dollars in 1999, 2000, 2001 and the three months ended March 31, 2002, respectively. Accordingly, we have not had any material exposure to foreign currency rate fluctuations. Our sales to European customers are denominated in euro, and our investment in our Belgium subsidiary is recorded in euro. As euro-denominated investments are translated monthly, fluctuations of exchange rates between euro and the U.S. dollar either increase or decrease the value of those investments. If permanent changes occur in exchange rates after an investment is made, the investment's value will increase or decrease accordingly. These fluctuations are recorded within stockholders' equity (deficit) as a component of accumulated other comprehensive income. Also, as our subsidiary maintains investments denominated in other than euro currency, exchange rate fluctuations will occur.

Recently Issued Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 were effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 during the first quarter of fiscal 2002, and the adoption of SFAS No. 142 had no material impact on our financial reporting and related disclosures.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for us beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items." However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position and results of operations.

                                   BUSINESS

Overview

We develop medical devices for orthopedic applications using our proprietary balloon technology. Our initial marketing focus is on surgeons who repair spine fractures caused by osteoporosis. Our first commercial products, comprising our KyphX instruments, provide surgeons with tools to help repair fractures during minimally-invasive spine surgeries. Currently available spine fracture treatments are either highly invasive or are simply pain-management therapies that do not repair the fracture.

Each year, there are approximately 700,000 spine fractures due to osteoporosis in the United States. Osteoporosis is a disease that primarily affects women over the age of 50 and that is characterized by bone deterioration, leading to an increased susceptibility to spine fractures. These fractures can result in an increased risk of death, significant pain, reduced respiratory function and impaired quality of life.

As of March 31, 2002, we had trained 1,748 physicians in the United States, Europe and Korea in the use of our KyphX instruments, and these physicians had used our instruments in over 13,000 spine surgeries. We believe, and intend to demonstrate in clinical studies, that use of our KyphX instruments during minimally-invasive spine surgery may lead to significant patient benefits, including the ability to reverse the collapse of the bone caused by the spine fracture. Reversal of collapsed bone in the spine can potentially reduce spine deformity, increase mobility and improve respiratory function in patients.
Risks of procedures using our instruments include the same risks common to performing surgery using anesthesia and to performing surgery on older patients. In addition, like other spine surgeries, these procedures may result in serious complications, including bleeding, nerve injury, paralysis and death.

In May 2000, we commenced full commercial introduction of our KyphX instruments in the United States. We devote significant resources to supporting our sales and marketing team, training and educating physicians and supporting reimbursement and clinical activities related to our products. As of March 31, 2002, we had 12 U.S. issued patents, eight issued foreign patents, 32 pending U.S. patent applications and 74 pending foreign applications.

We are adapting our products for orthopedic applications in the wrist. Our goal is to establish our proprietary balloon technology as the standard of care in orthopedic applications.

Anatomy of the Spine

The spinal column contains 24 bones called vertebrae. Each vertebra consists of a large block of bone, called the vertebral body, which helps maintain upright posture. The vertebral body consists of soft inner, or cancellous, bone surrounded by a thin outer shell of hard bone. Each vertebra also has bone segments that extend out from the vertebral body, called the posterior elements, which surround and protect the spinal cord.



                        [ILLUSTRATION OF TOP VIEW OF VERTEBRAE]




                       [ILLUSTRATION OF SIDE VIEW OF VERTEBRAE]

Consequences of Spine Fractures

When the spine is structurally weakened, routine downward pressure can cause a vertebral body to collapse and fracture. These fractures are referred to as vertebral body compression fractures. The vertebral body generally fractures at the front, which can subsequently cause the spine to tilt forward. Over time, these fractures can result in a curved deformity of the spine and a forward stooped posture called kyphosis. Spine fractures are caused primarily by deterioration of the inner cancellous bone due to osteoporosis. Other causes of spine fractures include trauma, tumors and infection.

          [ILLUSTRATION OF WOMAN WITH FRACTURED VERTEBRA AND KYPHOSIS]


Unrepaired spine fractures can result in serious physical and emotional consequences, including:

     . Increased Risk of Mortality. In a 2000 study of 6,459 women with osteoporosis followed for 3.8 years, those women who sustained a spine fracture during the study were 8.7 times more likely to die than those women who did not experience a fracture.

     . Acute and Chronic Pain. About one-third of the spine fractures caused by osteoporosis are accompanied by severe acute back pain. In addition, the spine deformity caused by these fractures can change the position of muscles and ligaments, leading to chronic pain. In a 1998 study of 7,223 women over the age of 65, those who had a single unrepaired spine fracture that had set in its collapsed position were two times more likely to suffer back pain than equivalently-aged women without spine deformity.

     . Health Effects Resulting from Organ Compression. Fractured and collapsed vertebrae shorten and curve the spine, moving the ribs down toward the pelvis and compressing the chest and stomach. Compression of the lungs can create new, or worsen already existing, respiratory disorders, including lung disease and pneumonia. A German and a Canadian study published in the 1990s, involving a total of 108 participants, demonstrated that patients with spine fractures showed a statistically significant decrease in lung capacity that correlated with spine deformity. In addition, kyphosis can lead to compression of the stomach and a resultant reduced appetite and weight loss.

     . Functional Limitation. Spine fractures can cause prolonged or permanent disability, reducing mobility and impairing other physical functions. Patients with spine fractures can require significant assistance, including the use of walkers or other aids, during normal physical activities. In a 2001 study of 1,395 post-menopausal women, patients with one or more unrepaired spine fractures scored significantly lower on a standardized test for physical function than those who had no fractures. The loss in quality of life increased with additional fractures.

     . Increased Risk of Additional Fractures. The change in alignment of the spine can shift a patient's center of balance, increasing the risk of falls and additional fractures, particularly of the spine and the hip. In a 1991 study of 1,098 post-menopausal women followed for
          4.7 years, the presence of one spine fracture increased the risk of subsequent spine fractures by five times. The presence of two or more spine fractures increased the risk of additional spine fractures by 12 times in the same timeframe. In addition, a 2001 study prospectively following 6,788 women over the age of 50 for the incidence of osteoporotic fractures found that one or more spine fractures increased the risk of hip fracture by 4.5 times, while the presence of two or more spine fractures increased the risk of hip fracture by 7.2 times.

     . Emotional Effects. Studies have demonstrated that the physical deformity caused by spine fractures, and the resulting fear of falling, can create patient anxiety and clinical depression, leading to a reduction in normal daily and social activities.

Market Opportunity for the Treatment of Spine Fractures

An estimated 700,000 spine fractures due to osteoporosis occur in the United States each year, of which approximately 440,000 go undiagnosed or untreated. The remaining 260,000 fractures are managed in the hospital or at home predominantly with conservative treatment options such as bed rest, pain medication and back braces. Approximately 150,000 people in the United States are hospitalized due to pain associated with spine fractures, resulting in costs estimated to be in excess of $1.6 billion annually. The number of fractures caused by osteoporosis is increasing primarily due to the aging of the population.

Existing Means for the Treatment of Spine Fractures

When treating a patient with a spine fracture, an orthopedic surgeon's primary objective, as with any fracture, is to reduce the fracture, that is, to return the bone to its pre-fracture position. While surgeons can use conventional orthopedic surgical techniques to reduce and otherwise repair spine fractures, these procedures are highly invasive and especially risky for elderly patients. As a result, physicians rarely refer their patients for surgical procedures to repair spine fractures, but instead prescribe therapies and treatments designed to simply manage the pain.

Conventional Spine Surgery

Spine surgery is complex and risky due to the proximity of the surgical site to the spinal cord and major organs. Conventional spine surgery can repair fractured vertebrae and restore height, but is highly invasive and involves significant risks. These surgeries involve making long incisions in the patient's chest so that large stainless steel instruments can move the fractured bones back into their normal position. However, the instruments used in these surgeries are not optimally designed to manipulate deteriorated bone. The fractured bones are then held in place by metal implants, which, in the case of elderly patients with osteoporosis, can fail to hold due to the softness of the inner cancellous bone to which they are attached. As a result, this surgery is performed in very limited circumstances. The invasiveness of conventional spine surgery may lead to death, spinal cord injury, extensive post-operative hospital stays and prolonged bed rest for recovery. Additional complications may include bowel, lung and nerve damage, pain, bleeding, infection and blood clots.

Pain Management Therapies

Due to the limitations of conventional orthopedic surgery for patients with spine fractures, the majority of these patients are treated with conservative pain management therapies. These methods do not involve surgical intervention and do not repair the fractured spine. These pain management therapies can comprise many techniques, alone or in combination, including:

     .    bed rest, in the hospital or at home;

     .    prescription and over-the-counter pain medication;

     .    back braces;

     .    home health care;

     .    physical therapy;

     .    exercise; and

     .    chiropractic care.

These therapies are designed to provide pain relief while the fractured vertebra slowly sets in its collapsed form. Periods of treatment can be lengthy, resulting in expensive hospital stays and follow-up. These therapies can also worsen the underlying problem. For example, bed rest is known to cause bone and muscle loss, making recovery more difficult in elderly patients, and potentially leading to additional fractures. In addition, doctors report that patient compliance with these therapies is low because of the:

     .    prolonged nature of treatment;

     .    patients' reluctance to wear back braces;

     .    difficulty and pain associated with exercise and physical therapy; and

     .    inadequate pain reduction.

In addition, physicians may stabilize the fractured area by a treatment that has become known as vertebroplasty. Vertebroplasty does not repair the spine fracture, but simply reduces the associated pain. Because vertebroplasty freezes the vertebral body in its collapsed position, patients may continue to suffer the physical, emotional and quality of life problems associated with unrepaired spine fractures.

In vertebroplasty, a physician, typically an interventional radiologist, places one or two large needles into the fractured vertebra, and injects bone filler material into the collapsed vertebral body. The bone filler most commonly used in vertebroplasty is bone cement, which the FDA has not specifically approved for use as a bone filler in the spine. Because the vertebral body is in a collapsed position, this procedure requires the use of thin bone filler material that is injected under high pressure in order to effectively penetrate the inner spaces of the deteriorated bone. Once injected, the bone filler material hardens and fixes the bone in its collapsed position.

Our KyphX Instruments

Our KyphX instruments provide surgeons with tools to help repair fractures during minimally-invasive spine surgery. Our instruments have also been used in open surgical procedures.

Minimally-invasive spine fracture surgeries using our KyphX instruments involve the insertion of two of our disposable proprietary balloon devices into the fractured bone. The surgeon inflates our balloons to compact and move the deteriorated bone. As a result of the inflation of the balloons, the collapse caused by the fracture may be reversed. This reversal will be more difficult if the bone has previously healed in its fractured position. The balloons are then removed, and the newly-created cavity is stabilized by filling it with the surgeon's choice of bone filler material, which can include bone cement, a plastic polymer that hardens in place. We believe that surgeons typically use a relatively thick bone cement at low pressure and under manual control. Although bone cement may be used by surgeons if they feel it is in the best interest of the patient, we may not promote bone cement for use in the spine without additional regulatory approval. Currently, there is no bone filler that has specifically been approved for use with the KyphX instruments to repair spine fractures.

We have trained 1,748 physicians, including 200 in Europe and 35 in Korea, in the use of our KyphX instruments. These physicians have used our instruments in over 13,000 surgeries involving spine fractures.

Based upon published reports of clinical results, discussions with surgeons who have used our instruments, and our own research, we believe that the use of our KyphX instruments during minimally-invasive spine surgery may lead to significant clinical outcomes, including the following:

     .    restoration of collapsed vertebrae;

     .    reduction of spinal deformities;

     .    reduction of pain; and

     .    enhanced quality of life.

Currently, our FDA clearance permits us to promote in the United States our KyphX Inflatable Bone Tamp, a device used to move and compact bone, for use as a conventional bone tamp for the reduction of fractures and/or the creation of a void in cancellous bone in the spine, hand, tibia (a leg bone), radius (an arm bone) and calcaneus (the heel bone). Before we can promote and market in the United States the use of our KyphX instruments in any specific procedure, or claim any treatment benefits from any procedure, we must conduct clinical studies to document the benefits, if any, and receive FDA approval.

We intend to seek regulatory approval this year to initiate clinical studies that are designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits resulting from that procedure. We cannot assure you that our studies, if completed, will demonstrate to the FDA's satisfaction any treatment benefits from spine fracture repair procedures using the KyphX Inflatable Bone Tamp or that the FDA will approve any treatment benefit claims in a timely fashion, if at all. If we fail to obtain additional FDA approvals that will allow us to promote the treatment benefits of the KyphX Inflatable Bone Tamp, our ability to expand the commercialization of our products will be impaired.

Risks of spine fracture surgery performed with our KyphX instruments include the same risks common to performing surgery using anesthesia and performing surgery on elderly patients. In addition, as with other spine surgeries, surgeries using our instruments may result in serious complications, including chronic pain; follow-up surgery; infection; unintended damage to the bone or tissue; bleeding; bowel, lung or nerve injury; paralysis; and death. Use of bone filler material by surgeons to fill the void created using our KyphX Inflatable Bone Tamp may also lead to these complications, as a result of leakage of the bone filler material into the spinal canal or surrounding tissue.

The Use of KyphX Instruments During Minimally-Invasive Spine Surgery

Spine fracture surgeries using our KyphX instruments are minimally invasive and are generally performed by spine-focused orthopedic surgeons and neurosurgeons. A surgeon first creates a working channel from the patient's back into the fractured vertebral body using our KyphX Bone Access System.

               [ILLUSTRATION OF KYPHX INSTRUMENTS IN USE, STEP 1]

The surgeon then inserts two of our proprietary disposable KyphX Inflatable Bone Tamps into the fractured bone and carefully inflates them with fluid using X-ray images to monitor the procedure. Surgeons can control inflation volume and pressure using our KyphX Inflation Syringe. Inflation of the balloons compacts the soft inner bone creating a cavity. When possible, this inflation also pushes the hard outer bone up toward its natural position, reducing the fracture.

               [ILLUSTRATION OF KYPHX INSTRUMENTS IN USE, STEP 2]

The KyphX Inflatable Bone Tamps are then removed, and the surgeon chooses a bone filler material to insert into the void. Using the KyphX Bone Filler Device, the surgeon delivers the chosen bone filler material into the void under manual control and low pressure to minimize the risk of material leaks.

               [ILLUSTRATION OF KYPHX INSTRUMENTS IN USE, STEP 3]

Once the procedure is complete, the incisions are closed with a small number of stitches. These procedures are usually performed in the operating room, but may also be performed in an outpatient setting. Surgeons choose local or general anesthesia based on patient health and preference and the number of fractures to be treated. The entire surgical procedure is usually performed in about one hour per fracture treated. Because the patients are often older, they are usually admitted for observation in an overnight hospital stay.

Business Strategy

Our goal is to establish our proprietary balloon technology as the standard of care in orthopedic applications. In particular, the key elements of our strategy are to:

     . Establish Minimally-Invasive Surgery Using our KyphX Instruments as the Standard of Care for Spine Fracture Repair. We intend to conduct clinical studies to establish that treating spine fractures with a specific minimally-invasive surgical procedure using our KyphX instruments provides significantly better patient outcomes than the pain management focused therapies typically prescribed by physicians today.

     .    Continue to Penetrate the Spine Market Using a Direct Sales
          Force. Our instruments are sold in the United States directly to physicians by our experienced sales team, comprised of 40 sales consultants, 40 sales associates and six regional sales managers. By leveraging their extensive medical device experience, our sales people are able to identify key physicians and provide effective customer assistance to accelerate market adoption of our instruments.

     . Educate Referring Physicians and Patients. Patients with spine fractures often are not referred to spine surgeons for treatment, but are prescribed pain management therapies. Our objective is to educate primary care physicians and other medical advisers on the use of our KyphX instruments as an alternative to conventional pain management techniques.

     . Conduct Clinical Studies to Support Expanded Marketing Claims. Our marketing and promotional claims currently are not permitted to include reference to bone cement, the material commonly used in the spine by surgeons when they perform spine fracture repair. We intend to seek regulatory approval this year to initiate a clinical study designed to allow us to support FDA approval for the promotion of bone cement as a bone filler material in conjunction with our KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits resulting from that procedure. We believe the results of this and other studies, if successful, will allow us to expand our marketing and third-party reimbursement efforts.

     .    Expand and Increase Physician Reimbursement.   In all but four
          states, Medicare reimburses physicians for their services when they perform procedures using our instruments. We intend to use the results of our clinical studies and support from leading physicians who are familiar with the KyphX instruments to increase the number of payors that will reimburse physicians for procedures using our instruments and to increase the amount of those reimbursements.

     . Expand into Additional Orthopedic Markets. Our KyphX Inflatable Bone Tamp is cleared for use as a conventional bone tamp in specific sites in the spine, hand, tibia, radius and calcaneus. We intend to use this balloon technology platform for additional applications, including fractures of the wrist. Any new application may require refinements of our current instruments and may require regulatory approval or clearance. We may need to conduct outcome studies in new applications to support expanded marketing claims. We believe our intellectual property position and our position within the orthopedic marketplace can help us become a leading provider of minimally-invasive surgical instruments for use by surgeons when treating compression fractures.

Products

We currently sell the following instruments for use in spine fracture procedures:

Product                    Description                       Function
-------                    -----------                       --------
KyphX Bone Access System   Set of small disposable tools     Create working channel into
                                                             fractured bone

KyphX Inflatable Bone Tamp Disposable balloon catheter       Compact soft inner bone and push
                                                             up hard outer bone

KyphX Inflation Syringe    Disposable syringe with rotating  Inflate the KyphX Inflatable Bone
                           handle and pressure gauge         Tamp

KyphX Bone Filler Device   Disposable stainless steel nozzle Deliver bone filler material into with inner rod and plastic handle bone cavity

The KyphX Bone Access System. The KyphX Bone Access System is a sterile set of small disposable surgical tools used to access and create a working channel into the fractured bone. One version contains a long guide pin, an instrument used to separate tissue and a small hand drill. In addition, it contains two small tubes through which other tools are passed and a proprietary handle that can be used with multiple KyphX tools. We also offer a second version of the KyphX Bone Access System that combines the instrument used to separate tissue, the small tube through which other tools are passed and the proprietary handle into one tool. Both versions contain a sterile needle used to penetrate hard bone.

The KyphX Inflatable Bone Tamp. Our proprietary KyphX Inflatable Bone Tamps combine the functionality of a metal bone tamp with the engineering principles of medical balloon technologies. Unlike other medical balloons, however, our balloons are specially designed to be used in bone. Other currently available medical balloons are not used in bone because they are not appropriate in size, shape or durability, or are not designed to provide lifting force.

Conventional bone tamps are rigid stainless steel instruments that move fractured hard bone and compact soft bone using indirect mechanical force. While it is the goal of orthopedic surgeons to move a fractured area all at once, conventional bone tamps cannot do this without a large incision and without significant tissue and bone disruption. Unlike other bone tamps, the KyphX Inflatable Bone Tamp contains a balloon that can be placed inside a fractured bone through a narrow working channel and expanded to move fractured bone all at once. Once inside, the balloon portion of the KyphX Inflatable Bone Tamp is carefully inflated under X-ray monitoring. This inflation applies direct mechanical force to compact the soft inner bone and push up the broken hard outer bone.

The KyphX Inflation Syringe. Our KyphX Inflation Syringe is a disposable sterile device with a rotating handle and a built-in pressure gauge that precisely controls the inflation of our KyphX Inflatable Bone Tamp. The rotating handle allows the surgeon to deliver a measured volume of the fluid that inflates the balloon.

The KyphX Bone Filler Device. The KyphX Bone Filler Device is a disposable stainless steel nozzle with an inner rod and a plastic handle. Bone filler can be loaded into the nozzle and pushed into the void with the inner rod under low pressure and fine manual control.

Clinical Studies

We intend to conduct two parallel clinical studies, one in the United States and one in Europe. Although the two studies will have several common clinical assessments and clinical end points, the primary reason for conducting them differs.

The primary purpose of conducting the U.S. clinical study is to develop sufficient clinical safety and effectiveness data to support FDA approval for a bone cement as a bone filler material that will be used in conjunction with our KyphX instruments in a specific minimally-invasive surgery for the treatment of spine fractures. This approval would allow us to promote a specific procedure using our KyphX instruments. The U.S. study will also examine both near-term and long-term outcomes to allow us to expand marketing claims to include treatment benefits. We currently anticipate preparing and submitting to the FDA an Investigation Device Exemption, or IDE, application in 2002. If the IDE is approved and the clinical study initiated, we anticipate that the study patients will be enrolled over a period of time and subsequently followed for a period of up to two years.

The primary purpose for conducting the European study is to gather local clinical data to support our sales and marketing efforts as well as to support reimbursement of our KyphX instruments in various European countries. Clinical endpoints for the European clinical study may be similar to with those of the U.S. clinical study. The European study may include additional information specific to reimbursement of the KyphX instruments, including the length of initial hospitalization stay and the ability to return to normal function and work activities.

Reimbursement

Establishing reimbursement for any new medical technology is a challenge in the current environment of cost containment, managed care and Medicare. To successfully establish reimbursement coverage, we must prove that our technology improves health outcomes, such as quality of life or functional ability, and does so in a cost-effective manner.

Payment for patient care in the United States is generally made by private insurers. These insurers act on their own behalf or under contract with the U.S. government to administer the Medicare program. Medicare covers most of the medical care expenses of individuals over the age of 64. Approximately 90% of patients with spine fractures caused by osteoporosis are covered by Medicare, while the rest are covered by private insurers. Even when patients are not covered by Medicare, private insurers often follow the coverage and payment policies of Medicare.

FDA approval is important for obtaining Medicare coverage, but Medicare allows coverage for procedures involving new indications not approved by the FDA for legally-marketed products, if there is sufficient medical independent publication that the additional indications are safe, effective, reasonable and necessary for Medicare patients. The FDA has approved the use of our instruments in the spine, hand, leg, arm and heel. The FDA has not, however, approved the promotion of bone cement, commonly used to fill the cavity created by our instruments, for use in the spine. Despite this lack of FDA approval, physicians have been successful at obtaining reimbursement coverage for procedures using our instruments with bone cement as their chosen bone filler in 46 states and in the District of Columbia on either a published policy/bulletin or a case-by-case basis. There are four states, Illinois, Michigan, Minnesota and Wisconsin, which have refused to provide reimbursement, and we do not expect these states to consider reimbursement without additional clinical data.

For inpatient fracture reduction procedures, Medicare pays the hospital a prospectively determined amount based primarily on the patient's diagnosis and the nature of the care provided during the hospital stay. We receive payment from the hospital for our instruments, and Medicare reimburses the hospital under this reimbursement system for its costs of admitting and treating the patient, including the purchase of our instruments, under existing applicable codes. The surgeon who performs the procedure is reimbursed under a different system that is based on procedure codes, called current procedural terminology, or CPT, codes. Currently, Medicare reimbursement to physicians who use our KyphX instruments is not uniform across states because there is no CPT code or associated national payment rate relating to procedures using our instruments. As a result, unless a state has a published policy regarding reimbursement, physicians must report procedures using our instruments under an unlisted CPT code, submit their bills for review and request payment based on the time, work and risk involved in the procedure. We intend to use the results of future clinical studies and support from leading physicians who are familiar with our KyphX instruments to further support physician reimbursement for procedures using our instruments and to increase the amount of those reimbursements.

Sales and Marketing

We market and sell our KyphX instruments through a direct sales force in the United States. Our target customer base includes the approximately 3,500 physicians who perform spine surgery, including orthopedic spine surgeons and neurosurgeons.

Our U.S. sales organization is currently comprised of 40 sales territories. Each territory is managed by a spine consultant who acts as the primary customer contact. These spine consultants have extensive experience selling medical devices, generally focusing on emerging technologies. Each spine consultant is complemented in the territory with a spine associate. The spine associate is focused on providing necessary customer service and works with primary care physicians to provide education on the use of our KyphX instruments. Our 80 U.S. sales professionals are led by six regional sales managers who report to our vice president of sales. We expect we will need to continue to increase the size of our sales organization in order to increase sales and market penetration and to provide the significant, ongoing level of customer support required by our sales strategy.

Our European operations currently consist of a home office centered in Belgium with direct sales organizations in a few major European countries. We anticipate continuing to build direct sales organizations in the major European countries while establishing distributor or agency arrangements in smaller ones. We intend to follow a similar model in Europe to the one established in the United States, working with internationally recognized thought leaders initially as we expand our training, reimbursement and selling activities.

We have initiated the sales process in selected Asia-Pacific markets. We have selected a distributor in Korea and have begun clinical studies there. During 2002, we plan to formulate our clinical and regulatory plans for Japan.

Our sales and marketing programs focus on working with leading spine surgeons to champion and educate other surgeons on the use of our instruments. Additionally, we have implemented an ongoing educational process for primary care physicians to explain the applicability and use of our instruments.

Manufacturing

We manufacture in-house some of our disposable instruments. In addition, we inspect, assemble, test, package and sterilize components that have been manufactured by us or to our specifications by outside contractors. We inspect each lot of components and finished instruments to determine compliance with our specifications.

We believe our manufacturing operations are in compliance with regulations mandated by the FDA and the European Union. We have been an FDA-registered and California-licensed medical device manufacturer since 1998. We obtained our CE Mark in February 2000, and our facility is ISO 9001/EN 46001 certified. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, and these inspections may include the manufacturing facilities of our subcontractors. We have previously been inspected by the CDHS and are currently being inspected by the FDA. Our facility was inspected by European auditors in December 2001 and no non-compliance reports were issued. We cannot assure you that we comply with all applicable manufacturing regulations.

Most purchased components for our instruments are available from more than one supplier. There are no contractual obligations by suppliers to continue to supply to us, nor are we contractually obligated to purchase from a particular supplier. We have identified and qualified alternate suppliers for materials in our KyphX Inflatable Bone Tamp. For some of our other products, identification and qualification of alternate suppliers may take time.

We are currently increasing our manufacturing capabilities as we increase commercialization efforts. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to manufacture our instruments to keep up with demand, we would not meet expectations for growth of our business.

Research and Development

As of March 31, 2002, we had 15 employees dedicated to research and development. The research and development group develops new products to address unmet market needs with the goal of enhancing revenue. The major focus of the group is to explore new technologies for use in orthopedic applications, including treatment of spine fractures as well as fractures of the wrist. In addition, we intend to further develop balloon technology to treat various other bone disorders. We are currently developing the following products:

     . additional instruments to facilitate the use of our products in fractures that are particularly difficult to repair;

     .    a cement mixer optimized for use with small amounts of bone cement;

     .    a Kyphon-branded acrylic cement for use as a bone void filler; and

     . a set of instruments to optimize the use of our balloon technology in wrist fractures.

Unless an exemption is available, we will need approval or clearance from the FDA to promote or market any of these products in the United States. We cannot be certain that we will be able to obtain approval or clearance for these products.

Training

We devote significant resources to training and educating physicians in the use of our KyphX instruments. We limit our training and education of physicians to the specialized skills involved in the proper use of our instruments, because the FDA has taken the position that we may not train physicians about specific procedures in the spine. Specific procedures in which our instruments are used commonly involve bone cement to fill the void created by our instruments. Although physicians may use our instruments with bone filler material of their choice, including bone cement, the FDA has taken the position that we cannot promote the use of bone cement, or train surgeons to use bone cement, with our instruments unless bone cement is specifically approved for use in the spine. We instruct our trainers, both physician faculty consultants and employees, not to discuss the use of any bone filler material, including bone cement, with our instruments. However, if questions are posed by surgeons during training, we inform surgeons of the regulatory status of bone cement and its use with our products. Although we believe our training methods are proper, if the FDA determines that our training constitutes promotion of an unapproved use, they could request that we modify our training or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalty.

Competition

We compete with providers of non-surgical treatments, drugs to prevent osteoporosis, open surgical procedures and instruments for vertebroplasty. We believe the primary competitive factors that affect our instruments are cost, reimbursement status, efficacy and safety.

Osteoporosis drugs marketed and in development today generally reduce the risk of fracture by up to 70%. These drugs are made by large pharmaceutical companies such as Merck, Eli Lilly, Wyeth, Procter & Gamble, Novartis AG and Aventis Pharmaceuticals. These drugs and future drugs may further reduce the incidence of spine fractures.

We are aware of a number of major medical device companies that have developed or plan to develop instruments marketed for vertebroplasty procedures. Competition among these companies is likely to increase the awareness and frequency of vertebroplasty procedures. We are also aware of several companies that are developing non-balloon technologies for the minimally-invasive treatment of orthopedic injuries.

Any products that we commercialize will be subject to intense competition. Many of our competitors and potential competitors in these markets have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our instruments obsolete or noncompetitive. In addition, many of these competitors have significantly greater experience and reputations than we do in their respective fields. Our ability to compete successfully will depend on our ability to develop proprietary instruments that reach the market in a timely manner, receive adequate reimbursement and are safer, less invasive and less expensive than alternatives available for the same condition. Current or future competitors may develop technologies and products that are more effective than ours. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing procedures. Our technologies and instruments may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

Patents and Proprietary Technology

We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. As of March 31, 2002, we had 12 issued U.S. patents, eight issued foreign patents, 32 pending U.S. patent applications and 74 pending foreign counterpart patent applications.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Finally, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. FDA regulations govern, among other things, the following activities that we will perform:

     .    product design and development;

     .    product testing;

     .    product manufacturing;

     .    product labeling;

     .    product storage;

     .    premarket clearance or approval;

     .    advertising and promotion; and

     .    product sales and distribution.

Each medical device that we wish to commercially distribute in the United States requires either 510(k) clearance or premarket approval from the FDA prior to marketing. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low-risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device, are placed in class III requiring premarket approval.

510(k) Clearance Pathway. To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of premarket applications, or is a devise that has been reclassified from class III to class II or I. The FDA's 510(k) clearance pathway usually takes from three to 12 months, but it can last significantly longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a premarket approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any manufacturer's decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA can also require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained.

Our KyphX Inflatable Bone Tamp currently has 510(k) clearance for use as a conventional bone tamp for the reduction of fractures and/or the creation of a void in cancellous bone in the spine, hand, tibia, radius and calcaneus. The KyphX Inflation Syringe is a 510(k)-cleared product that we currently obtain from a contract supplier. We believe our KyphX Bone Access System and KyphX Bone Filler Device, when sold as manual orthopedic surgical instruments, are exempt from clearance or approval requirements. Our products are not cleared for any specific surgical procedure or for use with bone cement in the spine. Our current 510(k) clearance does not permit us to promote any particular benefits obtained by using our instruments in surgery. Before we can promote the use of bone cement in the spine or promote benefits experienced by patients following procedures in which our instruments are used, we will need to conduct clinical studies and obtain additional regulatory approvals.

In October 2000, we received a warning letter from the FDA challenging our promotional claims that we were making for our KyphX instruments. In that letter and subsequently, the FDA took the position that our initial 510(k) clearance for the KyphX Inflatable Bone Tamp did not permit us to promote the product for use in any specific sites in the body or for any specific surgical procedures. The FDA also maintained we could not promote any clinical benefits for our products until we submitted and obtained additional regulatory approvals.

After discussions and correspondence with the FDA, we agreed to abide by these restrictions and revised our promotional campaign accordingly. Subsequently, we obtained our current 510(k) clearance to promote the KyphX Inflatable Bone Tamp as a conventional bone tamp in the reduction of fractures and/or creation of a void in cancellous bone in the spine, hand, tibia, radius and calcaneus. However, until we conduct appropriate clinical studies supporting the use of bone cement as a bone filler material for use in the spine and documenting the clinical benefits, if any, of procedures using our products and receive prior FDA approval, we will not be allowed to promote any treatment benefit of, or promote, or train physicians in, any specific surgical procedures involving the use of our instruments or the use of our instruments with bone cement in the spine. As a result, failure to obtain FDA approval of treatment benefits using our cleared products in specific procedures will significantly impair our ability to promote our products.

Premarket Approval. A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. A premarket approval must be supported by extensive data including, but not limited to, technical, preclinical, clinical studies, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

After a premarket approval application is filed, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of the information already provided. Also, in many cases, an advisory panel of experts from outside the FDA will be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approvals or premarket approval supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval, and may not require extensive clinical data or the commencing of an advisory panel. We expect that any clinical benefit claims we wish to make about the KyphX instruments will require the submission and approval of a premarket approval application by the FDA before we can make any such claims. We also believe that a premarket approval will be necessary before we can promote the use of bone cement or other bone filler material in conjunction with our KyphX instruments in any surgical procedure.

We cannot assure you that any future premarket approval submissions will be approved by the FDA in a timely fashion, if at all.

Clinical Studies. Clinical studies are almost always required to support a premarket application and are sometimes required for a 510(k) premarket notification. These studies may require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. Clinical studies for significant risk devices may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. We intend to seek regulatory approval this year to initiate clinical studies that are designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits resulting from that procedure.

Our clinical studies must be conducted in accordance with FDA regulations. These clinical studies will require that we submit, and obtain FDA approval of, an IDE prior to commencing clinical studies. The result of any clinical testing may not be sufficient for us to obtain any additional clearances or approvals or to support additional marketing claims for our KyphX instruments.

Postmarket. After a device is placed on the market, numerous regulatory requirements apply. These include:

     . the Quality System regulations, which require manufacturers to follow elaborate testing, control, documentation and other quality assurance procedures during the manufacturing process;

     . the Medical Device Reporting regulation, which requires that manufacturers report to the FDA instances where their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

     . FDA regulations that prohibit the promotion of medical devices for unapproved or "off-label" uses.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Our manufacturing facility is currently undergoing an FDA inspection. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including:

     .    fines, injunctions, and civil penalties;

     .    recall or seizure of our products;

     . operating restrictions, partial suspension or total shutdown of production;

     . refusing our requests for 510(k) clearance or premarket approval of new products;

     .    withdrawing 510(k) clearance or premarket approvals already granted;
          and

     .    criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed.

International. International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The primary regulatory authority in Europe is that of the European Union, or EU, which consists of 15 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. The EU has adopted numerous directives and standards regulating the design, manufacture, clinical trial, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body." This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body in one country within the EU is required in order for a manufacturer to commercially distribute the product throughout the EU. During this process, we must demonstrate compliance with designated manufacturing and quality requirements known as the "ISO" requirements.

We have obtained CE Marking permitting us to commercialize our products in Europe. We have certification of our manufacturing facilities to ISO 9001/EN46001 quality system requirements. We had our annual inspection in December 2001 with no non-compliance reports issued, continuing our facility as ISO 9001/EN46001 certified. While no additional premarket approvals in individual EU countries are required, prior to marketing of a device bearing the CE Mark practical complications with respect to market introduction may occur. For example, differences among countries have arisen with regard to labeling requirements.

Employees

As of March 31, 2002, we had a total of 239 employees, with 49 people in operations, 15 people in research and development, 106 people in sales and sales administration, 29 people in general and administrative, 20 people in clinical and regulatory and 20 people in marketing and professional education. None of our employees is represented by a labor union, and we believe our employee relations are good.

Facilities

Our operations are headquartered in a 42,500 square foot building in Sunnyvale, California. This facility is leased through March 2005 with an option to renew through 2010. We believe that our existing facility is adequate for our current needs.

Legal Proceedings

We are not a party to any material litigation.

Scientific and Clinical Advisors

Our scientific and clinical advisory board works collaboratively with us to provide advice, assistance and consultation in the orthopedic and osteoporosis fields. We consider our advisory board members to be opinion leaders in their fields, and they offer us advice regarding one or more of the following:

     .    preclinical and clinical study design;

     . medical and surgical treatment of patients with fractures caused by osteoporosis;

     .    surgical procedure refinement with our products;

     .    the applicability of our products to procedures;

     .    feedback on both existing products and products under development; and

     .    physician training.

The following individuals advise us in the specified capacities:

Name                          Position and Affiliation
----                          ------------------------
Courtney W. Brown, M.D....... Spine Surgeon; Panorama Orthopedic Clinic, Golden, CO; Clinical
                              Instructor of Orthopedic Surgery, University of Colorado Health
                              Sciences Center, Denver, CO

Steven R. Garfin, M.D........ Spine Surgeon; Professor and Chair, Department of Orthopedics,
                              University of California, San Diego Medical Center, San Diego, CA

Joseph N. Lane, M.D.......... Orthopedic Surgeon; Chief, Metabolic Bone Disease Service and
                              Medical Director, Osteoporosis Prevention Center, Hospital for Special
                              Surgery, New York, NY; Professor of Orthopedic Surgery, Weill
                              Medical College of Cornell University, New York, NY

Jon T. Ledlie, M.D........... Spine Surgeon; Tyler Neurological Associates, Tyler, TX

Isador H. Lieberman, M.D..... Spine Surgeon; Staff, Department of Orthopedic Surgery and Spine
                              Center, Cleveland Clinic Foundation, Cleveland, OH

Frank M. Phillips, M.D....... Spine Surgeon; Assistant Professor of Surgery, Section of Orthopedic
                              Surgery and Rehabilitation, University of Chicago, Chicago, IL

Eeric Truumees, M.D.......... Spine Surgeon; Beaumont Spine Orthopaedics, Southfield, MI

Hansen A. Yuan, M.D.......... Spine Surgeon; Professor of Orthopedic and Neurological Surgery,
                              State University of New York at Syracuse Medical Center,
                              Syracuse, NY

Except for Dr. Joseph Lane, we have granted each of the above individuals one or more options to purchase shares of our common stock. In addition, some of these individuals have purchased preferred stock in prior financings. All of these surgeons use our instruments.

                                  MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of March 31, 2002:

Name                               Age Position
----                               --- --------
Gary L. Grenter................... 50  President, Chief Executive Officer and Director

Karen D. Talmadge, Ph.D........... 49  Executive Vice President, Co-Founder and Director

Jeffrey L. Kaiser................. 51  Vice President, Finance and Administration and Chief
                                         Financial Officer

Avram A. Edidin, Ph.D............. 36  Vice President, Research and Development

Eric N. Doelling.................. 43  Vice President, Operations

Mary K. Hailey.................... 41  Vice President, Reimbursement

Alan L. Marquardt................. 48  Vice President, Clinical, Regulatory and Quality

Anthony J. Recupero............... 43  Vice President, Sales

Bert Vandervelde.................. 39  Vice President, General Manager, Kyphon Europe

Stephen M. Campe/(1)/............. 36  Director

Douglas W. Kohrs/(1)/............. 44  Director

Jack W. Lasersohn/(2)/............ 49  Director

James T. Treace/(1)(2)/........... 56  Director

Elizabeth H. Weatherman/(2)/...... 42  Director

-------------------------------
/(1)/ Member of the audit committee
/(2)/ Member of the compensation committee

Gary L. Grenter has served as our President and Chief Executive Officer since July 2001. Mr. Grenter has also served as a member of our board of directors since July 2001. From April 1998 to December 2000, he was President, Chief Executive Officer and a director of Biolectron, a manufacturer of orthopedic surgical products. From October 1991 to April 1998, he was Vice President and General Manager of the Knee Team of Stryker Osteonics, a manufacturer of orthopedic products. Mr. Grenter holds a B.S. in Production Management from Northern Illinois University and an M.B.A. in Management from the Rochester Institute of Technology.

Karen D. Talmadge, Ph.D. co-founded Kyphon and has served as a member of our board of directors since January 1994. She also has served as our Executive Vice President since November 1998. From January 1994 to November 1998, Dr. Talmadge served as our President, Chief Executive Officer and Treasurer. Dr. Talmadge holds an A.B. in Biology from Bryn Mawr College and a Ph.D. in Biochemistry from Harvard University.

Jeffrey L. Kaiser has served as our Vice President, Finance and Administration and Chief Financial Officer since March 2000. From May 1997 through December 1999, he was Vice President, Chief Financial Officer, Treasurer and Secretary of UroQuest Medical, a manufacturer of products to treat urological disorders. From March 1990 to June 1996, Mr. Kaiser was Vice President, Finance and Administration and Chief Financial Officer of EP Technologies, now a division of Boston Scientific that manufactures interventional cardiac electrophysiology products. Mr. Kaiser is a Certified Public Accountant and holds a B.S. in Business Administration from Miami University, Oxford, Ohio.

Avram A. Edidin, Ph.D. has served as our Vice President, Research and Development since January 2002. From November 1996 through January 2002, he was the Principal Research Scientist at Stryker Osteonics. From September 2000 through June 2001, he was a Visiting Lecturer for the Department of Mechanical and Aerospace

Engineering at Princeton University. From July 1999 through the present, he has been a Research Associate Professor for the Department of Biomedical Engineering at Drexel University. From May 1999 through the present, he has been a member of the Bioengineering Industrial Advisory Board for the College of Engineering at the University of California, Berkeley. Dr. Edidin holds a B.S. in Mechanical and Aerospace Engineering and an M.S. and Ph.D. in Bioengineering from Cornell University.

Eric N. Doelling has served as our Vice President, Operations since September 1999. From July 1996 to May 1999, Mr. Doelling was Chief Operating Officer of Somnus Medical Technologies, a manufacturer of devices to treat upper airway disorders. From April 1993 to July 1996, Mr. Doelling was Vice President of Manufacturing for Cardiac Pathways, a manufacturer of arrhythmia mapping and treatment systems. Mr. Doelling holds a B.S. in Engineering and an M.B.A. from Rensselaer Polytechnic Institute.

Mary K. Hailey has served as our Vice President, Reimbursement since February 2002. From October 1999 to February 2002, she served as our Director of Reimbursement. From July 1997 to October 1999, Ms. Hailey was initially Third Party Relations/Reimbursement Manager and then Director, Third Party Relations/Reimbursement for Sulzer Spine-Tech, a manufacturer of orthopedic devices. From May 1983 to July 1997, she was a case manager and co-owner of Hailey & Heinrich, an occupational rehabilitation company. Ms. Hailey holds a B.S. in Vocational Rehabilitation from the University of Wisconsin.

Alan L. Marquardt has served as our Vice President, Clinical, Regulatory and Quality since August 2001. From February 2000 through July 2001, Mr. Marquardt was the Vice President, Regulatory, Clinical Affairs and Quality Assurance for the Endovascular Solutions Group of Guidant, a manufacturer of cardiac and vascular devices. From March 1998 through July 1999, he was the Vice President, Regulatory, Clinical and Quality Affairs for UroQuest Medical. From
January 1993 through February 1998, he was the Vice President, Regulatory/Clinical/Quality for EP Technologies. Mr. Marquardt holds a B.S. in Microbiology from the University of Minnesota.

Anthony J. Recupero has served as our Vice President, Sales since September 2000. From October 1999 through August 2000, he served as our Director of Sales for North America. From January 1998 through September 1999, Mr. Recupero was Director of Sales for Sulzer Spine-Tech. From July 1987 through December 1997, he held various positions with United States Surgical Corporation, a manufacturer of minimally invasive surgical devices, including Director of National Accounts and Divisional Sales Director. Mr. Recupero holds a B.A. in Communications from the State University of New York at Albany.

Bert Vandervelde has served as our Vice President, General Manager, Kyphon Europe since joining us in January 2001. From November 1999 through December 2000, Mr. Vandervelde was an independent business consultant in Europe. From November 1998 to October 1999, he was Vice President, General Manager for VascA Europe, a developer of vascular access technology for dialysis patients. From December 1996 to October 1998, he was Vice President, General Manager for CellPro Europe, a manufacturer of cell selection and cell transplantation equipment. Mr. Vandervelde holds an Engineering degree from Brussels HTI.

Stephen M. Campe has served as a member of our board of directors since December 1999. Since April 1998, Mr. Campe has been a Managing Director of Investor Growth Capital, Inc., a wholly-owned subsidiary of Investor AB, a venture capital firm focusing on health care and information technology investments. From September 1995 to April 1998, Mr. Campe was a consultant at McKinsey & Co., a management consulting firm. He currently serves as a director of several private companies. Mr. Campe holds a B.S. in Economics and a B.A. in Systems Science Engineering from the University of Pennsylvania and an M.B.A. from Yale University.

Douglas W. Kohrs has served as a member of our board of directors since April 2000. Since April 1999, Mr. Kohrs has been President, Chief Executive Officer and a director of American Medical Systems, a supplier of devices to treat urological disorders. From May 1998 to April 1999, Mr. Kohrs was general manager of Sulzer Spine-Tech. From August 1991 to May 1998, Mr. Kohrs served as Vice President of Research and Development and Vice President of Marketing for Spine-Tech, a predecessor of Sulzer Spine-Tech. Mr. Kohrs holds a B.S. in

Bioengineering from Texas A&M University, a B.A. in Engineering Sciences from Austin College and an M.B.A. from Northeastern University.

Jack W. Lasersohn has served as a member of our board of directors since August 1996. From 1989 to the present, Mr. Lasersohn has served as a general partner of The Vertical Group, L.P., a private venture capital firm. From 1981 to 1989, Mr. Lasersohn was a vice president and then director of the venture capital division of F. Eberstadt & Co. Mr. Lasersohn serves as a director of several privately-held medical companies. Mr. Lasersohn holds a B.S. in Physics from Tufts University, an M.A. from the Fletcher School of Law & Diplomacy at Tufts University and a J.D. from Yale University.

James T. Treace has served as a member of our board of directors since July 2001. Mr. Treace is currently the President and a Managing Member of the J & A Group, LLC, a private investment and consulting business. From November 1999 to October 2000, Mr. Treace was the President of Medtronic Xomed, a manufacturer of surgical products used by ear, nose and throat surgeons. From April 1996 until November 1999, he served as Chairman of the Board of Directors, President and Chief Executive Officer of Xomed Surgical Products, the predecessor of Medtronic Xomed. Mr. Treace serves as a director of Wright Medical Group, a publicly-held company.

Elizabeth H. Weatherman has served as a member of our board of directors since September 2000 and also from August 1996 through January 1998. Since 1996, Ms. Weatherman has been a Managing Director of Warburg Pincus, LLC, a private equity and venture capital firm. She is responsible for Warburg Pincus' medical device investment activities. Ms. Weatherman also serves as a director of American Medical Systems, Wright Medical Group, Micro Therapeutics and several privately-held companies. Ms. Weatherman holds a B.A. from Mount Holyoke College and an M.B.A. from Stanford University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

We currently have authorized seven directors. Stockholders have various rights to designate several board seats, which rights will terminate upon the closing of this offering. Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, provides that our board of directors will be divided into three classes, with each class being as nearly equal in size as possible. Mr. Grenter and Dr. Talmadge have been designated as Class I directors whose term expires at the 2003 annual meeting of stockholders; Messrs. Campe, Kohrs and Lasersohn have been designated as Class II directors whose term expires at the 2004 annual meeting of stockholders; and Mr. Treace and Ms. Weatherman have been designated as Class III directors whose term expires at the 2005 annual meeting of stockholders. At each annual meeting of our stockholders after the initial classification, the term of one class expires and successors are elected for three-year terms. This classification of our board of directors may have the effect of delaying or preventing changes in control of Kyphon.

Board Committees

Our board of directors has an audit committee and a compensation committee.

The audit committee was formed in January 1998, and its charter was approved in April 2002. The committee currently consists of Messrs. Campe, Kohrs and Treace. The audit committee reviews the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our internal audit and control functions and monitors transactions between us and our employees, officers and directors.

The compensation committee was formed in January 1998, and its charter was approved in April 2002. The committee currently consists of Ms. Weatherman and Messrs. Lasersohn and Treace. The compensation committee administers the 1996 Stock Option Plan, the 2002 Stock Plan and the 2002 Employee Stock Purchase Plan and reviews the compensation and benefits for our executive officers.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the compensation committee or executive officer of Kyphon has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. No compensation committee member is an officer or employee of Kyphon.

Director Compensation

Our non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board members. We have in the past granted directors options to purchase our common stock pursuant to the terms of our 1996 Stock Option Plan. In addition, non-employee directors are eligible for the grant of options under our 2002 Director Option Plan. See "Employee Benefit Plans."

Executive Compensation

The following table sets forth summary information concerning compensation of our chief executive officer and each of the next four most highly compensated current executive officers whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2001. We refer to these persons as our named executive officers.

                          Summary Compensation Table

                                                                              Long-Term
                                                                            Compensation
                                                                        ---------------------
                                                    Annual Compensation Restricted Securities
                                                    -------------------   Stock    Underlying  All Other
Name and Principal Position                          Salary     Bonus     Awards    Options   Compensation
---------------------------                         --------  --------  ---------- ---------- ------------
Gary L. Grenter.................................... $142,083        --      --      865,000     $ 34,848/(2)/
  President and Chief Executive Officer/(1)/
Richard D. Murdock................................. $279,074        --      --           --     $250,370/(4)/
  Former President and Chief Executive
  Officer/(3)/
Karen D. Talmadge, Ph.D............................ $180,000  $ 40,000      --           --           --
  Executive Vice President
Jeffrey L. Kaiser.................................. $171,250  $ 32,000      --           --           --
  Vice President, Finance and Administration and
  Chief Financial Officer
Eric N. Doelling................................... $165,225  $ 30,800      --           --           --
  Vice President, Operations
Anthony J. Recupero................................ $162,750  $138,819      --       50,000     $ 39,000/(5)/
  Vice President, Sales

-------------------------------
/(1)/ Mr. Grenter joined us in July 2001 as President and Chief Executive
      Officer at an annual salary of $310,000.
/(2)/ Consists of $25,681 imputed interest on a note receivable, $2,292 for life insurance and a $6,875 car allowance.
/(3)/ Mr. Murdock resigned in February 2001.
/(4)/ Consists of $244,000 in severance pay and a $6,370 cost of living adjustment.
/(5)/ Consists of a $7,500 car allowance and a $31,500 cost of living adjustment.

Option Grants in Last Fiscal Year

The following table sets forth information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 2001.

                             Option Grants in 2001

                                                                         Potential Realizable Value
                         Number of                                         at Assumed Annual Rates
                         Securities  Percent of                        of Stock Price Appreciation for
                         Underlying Total Options Exercise                       Option Term
                          Options    Granted to   Price per Expiration -------------------------------
Name                      Granted     Employees     Share      Date          5%              10%
----                     ---------- ------------- --------- ---------- --------------  ---------------
Gary L. Grenter.........  865,000       26.4%       $1.00    7/18/11      $20,269,908      $32,788,808
Alan L. Marquardt.......  300,000        9.2%       $1.00    8/31/11      $ 7,030,026      $11,371,841
Anthony J. Recupero.....   50,000        1.5%       $1.00    2/28/11      $ 1,171,671      $ 1,895,307

The amounts disclosed in the column captioned "Exercise Price per Share" represented the fair market value of the underlying shares of common stock on the dates the respective options were granted as determined by our board of directors.

The potential realizable values are calculated by multiplying the number of shares granted by the initial public offering price of $15.00 per share, assuming that the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price, and subtracting the exercise price. Stock price appreciation of 5% and 10% is assumed pursuant to rules of the Securities and Exchange Commission and does not represent our estimate or projection of our future common stock prices.

Aggregate Option Exercises in 2001 and Option Values

The following table sets forth information concerning the number and value of unexercised options held by each of our named executive officers on December 31, 2001. The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options and the initial public offering price of $15.00 per share.

In 2001, we granted options to purchase an aggregate of 3,630,033 shares. Options generally vest over a four-year period, with 25% of the option shares vesting after one year and 2.1% of the option shares vesting monthly thereafter. However, the options granted to Messrs. Grenter, Kaiser and Doelling provide for full acceleration of vesting upon certain events as described further in "Change in Control Arrangements." Options have a term of ten years but may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

                                                      Number of Securities
                                                           Underlying        Value of Unexercised
                                                     Unexercised Options at In-the-Money Options at
                                Shares                 December 31, 2001       December 31, 2001
                               Acquired     Value    ---------------------- -----------------------
Name                          on Exercise  Realized    Vested     Unvested    Vested     Unvested
----                          ----------- ----------  -------    --------   ----------  -----------
Gary L. Grenter/(1)/.........        --           --  90,104     774,896    $1,261,456  $10,848,544
Karen D. Talmadge, Ph.D......        --           -- 129,167      70,833    $1,903,333  $   991,667
Jeffrey L. Kaiser/(2)/.......   100,000   $1,423,000 120,313     154,687    $1,712,054  $ 2,201,196
Eric N. Doelling/(2)/........    50,000   $  711,500 154,688     120,312    $2,300,211  $ 1,789,039
Anthony J. Recupero..........        --           --  95,834     179,166    $1,385,178  $ 2,551,822

-------------------------------
/(1)/ Mr. Grenter's option grant may be exercised in full subject to our right to repurchase any unvested shares at the original exercise price if his employment is terminated.
/(2)/ The shares acquired upon exercise by Mr. Kaiser and Mr. Doelling are subject to our right to repurchase any unvested shares at the original exercise price if their employment is terminated.

Employee Benefit Plans

1996 Stock Option Plan

Our board of directors and stockholders adopted our 1996 Stock Option Plan in August 1996. Our board of directors has decided not to grant any additional options under the 1996 Stock Option Plan following the effective date of this offering. However, the 1996 Stock Option Plan will continue to govern the terms and conditions of the outstanding options granted under the 1996 Stock Option Plan.

Number of Shares of Common Stock Available Under the 1996 Stock Option Plan. A total of 9,500,000 shares of our common stock are authorized for issuance under the 1996 Stock Option Plan. As of March 31, 2002, options to acquire a total of 6,646,201 shares of our common stock were issued and outstanding, and a total of 2,261,763 shares of our common stock had been issued upon the exercise of options granted under the 1996 Stock Option Plan.

Administration of the 1996 Stock Option Plan. Our board of directors or a committee of our board administers the 1996 Stock Option Plan. The administrator has the authority to determine the terms and conditions of the options granted under the plan.

Options. Our 1996 Stock Option Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our employees. The exercise price of nonstatutory and incentive stock options granted under our 1996 Stock Option Plan may not be less than 85% and 100%, respectively, of the fair market value of our common stock on the date of grant, and the term of an option may not exceed ten years. An outstanding option may terminate prior to the end of its ten-year term if an optionee ceases to be a service provider.

Adjustments upon Merger or Asset Sale. Our 1996 Stock Option Plan provides that in the event of our merger with or into another corporation, the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. The option will terminate upon the expiration of the 15-day period.

2002 Stock Plan

Our board of directors adopted the 2002 Stock Plan in April 2002, and our stockholders approved it in April 2002. Our 2002 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our (and our subsidiary corporations') employees and for the grant of nonstatutory stock options and stock purchase rights to our (and our subsidiary corporations') employees, directors and consultants.

Number of Shares of Common Stock Available under the 2002 Stock Plan. As of April 2002, a total of 2,500,000 shares of our common stock were reserved for issuance pursuant to the 2002 Stock Plan, of which no options were issued and outstanding. The 2002 Stock Plan will become effective on the completion of this offering. At that time, no further grants will be made under the 1996 Stock Option Plan. In addition, our 2002 Stock Plan provides that any shares reserved but unissued under the 1996 Stock Option Plan and any shares returned to the 1996 Stock Option Plan as the result of termination of options or the repurchase of shares will be reserved for issuance under the 2002 Stock Plan together with annual increases in the number of shares available for issuance under the 2002 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

     . 5% of the outstanding shares of common stock on the first day of our fiscal year;

     .    3,500,000 shares; or

     .    an amount our board may determine.

Administration of the 2002 Stock Plan. Our board of directors or a committee of our board administers the 2002 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

Options. The administrator determines the exercise price of options granted under the 2002 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code and all incentive stock options the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option generally may not exceed ten years and the administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 750,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 2,000,000 shares.

After one of our employees, directors or consultants is terminated, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

The administrator determines the exercise price of stock purchase rights granted under our 2002 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

Transferability of Options. Our 2002 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

Adjustments upon Merger or Asset Sale. Our 2002 Stock Plan provides that in the event of our "change of control," the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Amendment and Termination of our 2002 Stock Plan. Our 2002 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Stock Plan provided it does not adversely affect any option previously granted under it.

2002 Employee Stock Purchase Plan

Our board of directors adopted the 2002 Employee Stock Purchase Plan in April 2002.

Number of Shares of Common Stock Available Under the Purchase Plan. A total of 750,000 shares of our common stock will be made available for sale under the purchase plan. In addition, our 2002 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2002 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

     . 2% of the outstanding shares of our common stock on the first day of the fiscal year;

     .    1,500,000 shares; or

     .    an amount our board may determine.

Administration of the Purchase Plan. Our board of directors or a committee of our board administers the 2002 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2002 Employee Stock Purchase Plan and determine eligibility.

Eligibility to Participate. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if the employee:

     . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

     . has stock purchase rights under our 2002 Employee Stock Purchase Plan that accrue in excess of $25,000 worth of stock for each calendar year.

Offering Periods and Contributions. Our 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after August 1, 2004.

Our 2002 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base salary, wages, overtime pay, commissions, bonuses and other compensation, remuneration paid directly to the employee. A participant may purchase a maximum of 2,500 shares during a six-month purchase period.

Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Upon an employee's termination with us, he or she will have the opportunity to continue to participate in the purchase plan for three months after termination. Upon the expiration of the three-month period, the employee's participation will automatically end.

Transferability of Rights. A participant may not transfer rights granted under the 2002 Employee Stock Purchase Plan other than by will, by the laws of descent and distribution or as otherwise provided under the 2002 Employee Stock Purchase Plan.

Adjustments upon Merger or Asset Sale. In the event of our "change of control," a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Amendment and Termination of the Purchase Plan. Our board of directors has the authority to amend or terminate our 2002 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2002 Employee Stock Purchase Plan, no amendment may adversely affect any outstanding rights to purchase stock under our 2002 Employee Stock Purchase Plan.

2002 Director Option Plan

Our board of directors adopted the 2002 Director Option Plan in April 2002, and our stockholders approved it in April 2002. The 2002 Director Option Plan provides for the grant of nonstatutory stock options to our non-employee directors.

Number of Shares of Common Stock Available under the 2002 Director Option
Plan. As of April 2002, a total of 200,000 shares were reserved for issuance under the 2002 Director Option Plan, of which no options to acquire shares were issued and outstanding. In addition, our 2002 Director Option Plan provides for annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

     . the number of shares subject to options granted under the 2002 Director Option Plan in the prior fiscal year; or

     .    an amount determined by our board of directors.

Administration of 2002 Director Option Plan.   Our board of directors or a
committee of the board administers the 2002 Director Option Plan. The administrator has the authority to determine the terms and conditions of the options granted under the plan.

Options. The administrator determines the provisions of the options including the term of the option, the exercise price, the number of shares subject to the option and the conditions that need to be satisfied in order for the option to be exercised. After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of its term.

Transferability of Rights. A non-employee director may not transfer options granted under our 2002 Director Option Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime.

Adjustments upon Merger or Asset Sale. In the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute for each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. Following such assumption or substitution, if a non-employee director is terminated other than by voluntary resignation, the option will become fully exercisable and generally will remain exercisable for a period of three months. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 30 days following the date of the notice. The option will terminate upon the expiration of the 30-day period.

Amendment and Termination of the 2002 Director Option Plan. Unless terminated sooner, our 2002 Director Option Plan will automatically terminate in 2012. Our board of directors has the authority to amend alter, suspend or discontinue the 2002 Director Option Plan, but no amendment may adversely affect any outstanding grant made under it.

Change in Control Arrangements

Employment at Kyphon is at will. It is our policy to extend offer letters to our prospective employees that contain the material terms of their employment. The offer letter to Eric N. Doelling, our Vice President, Operations, provides that, in the event of a change in control, all of the shares subject to his initial stock option grant will fully and immediately vest. The offer letter to Jeffrey L. Kaiser, our Vice President, Finance and Administration and Chief Financial Officer, provides that, in the event of a change in control, all of his outstanding stock options will fully and immediately vest if his position is eliminated or changed and he will receive a severance payment equal to six months of his annual salary if he is terminated without cause. In addition, we have entered into an employment agreement with Gary L. Grenter, our President and Chief Executive Officer, which provides for continued payment of his salary and reimbursement for health insurance for 12 months following termination of employment without cause or constructive termination. If termination without cause or constructive termination occurs after a change in control, he will also receive full and immediate vesting of his outstanding stock options and a payment equal to his bonus for the preceding fiscal year. Mr. Grenter's employment agreement also provides that he will receive a payment equal to the amount of any excise tax for which he is liable if any severance or other benefits constitute parachute payments under federal tax laws and that he will be fully grossed-up for any imputed income required to be recognized with respect to such payment.

Limitations on Liability and Indemnification

Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We are obtaining a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

We intend to enter into agreements with our directors and executive officers regarding indemnification. Under these agreements we will be required to indemnify them against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual, or a threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also will set forth procedures that will apply in the event of a claim for indemnification.

In addition, our amended and restated certificate of incorporation filed in connection with this offering provides that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under Delaware law. This provision in our amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Except as disclosed in this paragraph, there is no pending litigation or proceeding involving any of our directors as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director. We are in arbitration with one of our former employees who has claimed wrongful termination. Kyphon is the sole defendant in this action.

                          RELATED PARTY TRANSACTIONS

In December 1999 and February 2000, we sold an aggregate of 8,371,531 shares of our series E redeemable convertible preferred stock, which will convert into common stock on a one-for-one basis upon completion of this offering, to several of our affiliates at a price of $3.09 per share. The purchasers of our preferred stock will have registration rights with respect to their shares of common stock following the completion of this offering. See "Description of Capital Stock--Registration Rights."

Between July 2001 and February 2002, we sold convertible promissory notes with an aggregate principal amount of $14.0 million to several of our affiliates. Upon completion of this offering, we plan to repay the outstanding principal and interest on convertible promissory notes with an aggregate principal amount of $13.3 million. The remaining note, which is held by J & A Group, LLC, automatically converts into 49,136 shares of common stock at the closing of this offering. We also are obligated to issue to the holders of the convertible promissory notes, upon completion of this offering, warrants exercisable for an aggregate of 99,122 shares of common stock at an exercise price of $0.01.

The following affiliated entities purchased securities in the amounts shown below:

                                                             Principal
                                                             Amount of  Common Stock
                                                            Convertible Issuable Upon
Directors, Executive Officers                     Series E  Promissory   Exercise of
and 5% Stockholders                               Preferred    Notes    Warrants/(1)/
-----------------------------                     --------- ----------- -------------
Investor Growth Capital Limited/(2)/............. 4,258,495 $4,620,000     32,710

J & A Group, LLC/(3)/............................        -- $  700,000      4,914

Entities affiliated with The Vertical Group,
  L.P./(4)/......................................   363,102 $  350,000      2,478

Warburg, Pincus Ventures, L.P./(5)/.............. 3,375,329 $8,330,000     59,020

-------------------------------
/(1)/ Assuming repayment of the convertible promissory notes that do not automatically convert upon the closing of this offering.
/(2)/ Includes 1,277,549 shares of series E redeemable convertible preferred stock, convertible promissory notes in the principal amount of $1,386,000 and 10,539 shares of common stock issuable upon exercise of warrants, all held by Investor Group, L.P., an affiliate of Investor Growth Capital Limited. Stephen M. Campe, an employee of an affiliate of Investor Growth Capital Limited, is one of our directors.
/(3)/ James T. Treace, President and a Managing Member of J & A Group, LLC, is
      one of our directors.
/(4)/ Jack W. Lasersohn, a general partner of The Vertical Group, L.P., is one of our directors.
/(5)/ Elizabeth H. Weatherman, a partner of Warburg, Pincus & Co., the general partner of Warburg, Pincus Ventures, L.P., is one of our directors.

In 1999 and 2000, we paid Mark Reiley, M.D., who was then a member of our board of directors, approximately $136,000 and $232,000, respectively, for consulting services.

In December 2001, we loaned Gary L. Grenter, our President and Chief Executive Officer, approximately $2.9 million pursuant to a promissory note to assist
Mr. Grenter in the purchase of a new principal residence near our headquarters in California following his relocation. This loan is secured by the property purchased and is due and payable in four equal annual installments beginning on December 31, 2007 or on each anniversary of this offering if Mr. Grenter's stock options or shares purchased thereunder reach certain valuations. In addition, this loan will be due and payable following termination of Mr. Grenter's employment with us.

                            PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of March 31, 2002, as adjusted to reflect the sale of shares in this offering, by:

     . each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding stock;

     .    each of our directors;

     .    each of our named executive officers; and

     .    all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2002, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 29,644,570 shares of common stock outstanding as of March 31, 2002 and 35,644,570 shares of common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Kyphon Inc., 1350 Bordeaux Drive, Sunnyvale, California 94089.

                                                                                     Shares Issuable
                                                                  Shares Subject       Pursuant to     Percent Beneficially
                                                                  to Warrants to         Options              Owned
                                                   Shares         be Issued Upon       Exercisable     -------------------
                                                Beneficially       Completion of    Within 60 Days of   Before      After
Name of Beneficial Owner                           Owned         this Offering/(1)/  March 31, 2002    Offering    Offering
------------------------                        ------------     -----------------  -----------------  --------    --------
Warburg, Pincus Ventures, L.P./(2)/............  14,090,657           59,020                   --       47.64%      39.63%
 466 Lexington Avenue
 New York, NY 10017
Investor Growth Capital Limited/(3)/...........   4,258,495           32,710                   --       14.46%      12.03%
 National Westminster House
 Le Truchot St. Peter Port
 Guernsey Channel Island
 GYI 4PW, U.K.
Entities affiliated with The Vertical
  Group, L.P./(4)/.............................   3,712,538            2,478                   --       12.53%      10.42%
 25 DeForest Avenue
 Summit, NJ 07901
Elizabeth H. Weatherman/(2)/...................  14,090,657           59,020                   --       47.64%      39.63%
Jack W. Lasersohn/(4)/.........................   3,712,538            2,478                   --       12.53%      10.42%
Karen D. Talmadge, Ph.D........................   1,160,000               --              139,583        4.36%       3.63%
Eric N. Doelling...............................     204,688/(5)/          --               28,646           *           *
Jeffrey L. Kaiser..............................     200,000/(6)/          --               48,959           *           *
Gary L. Grenter................................     100,000               --              765,000/(7)/   2.84%       2.38%
Anthony J. Recupero............................      64,567               --               70,329           *           *
Douglas W. Kohrs...............................          --               --               27,083           *           *
Stephen M. Campe/(3)/..........................          --               --                   --          --          --
James T. Treace................................     100,000/(8)/       4,914/(9)/              --           *           *
All directors and executive officers as a group
  (14 persons).................................  19,768,387           66,412            1,125,955       67.97%      56.90%

-------------------------------
    *   Less than 1%.
  /(1)/ Upon completion of this offering, we are obligated to issue to the holders of our convertible promissory notes warrants to purchase the indicated number of shares at an exercise price per share of $0.01 assuming that we repay our outstanding convertible promissory notes that do not automatically convert. These warrants will be immediately exercisable.
  /(2)/ Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus
        Ventures, L.P. Warburg, Pincus Ventures, L.P. is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of Warburg Pincus LLC and may be deemed to control both entities. Elizabeth H. Weatherman, one of our directors, is a managing director and member of Warburg Pincus LLC and a general partner of Warburg, Pincus & Co. All shares indicated as beneficially owned by Ms. Weatherman are included because of her affiliation with Warburg Pincus. Ms. Weatherman disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.
  /(3)/ Consists of 2,980,946 shares owned by Investor Growth Capital Limited, an indirectly wholly owned subsidiary of Investor AB, and 1,277,549 shares owned by Investor Group L.P., a limited partnership of which Investor AB serves as the ultimate general partner. Stephen M. Campe, one of our directors, is an employee of an affiliate of Investor AB.
  /(4)/ Jack W. Lasersohn, one of our directors, is a general partner of The
        Vertical Group, L.P. All shares indicated as beneficially owned by Mr. Lasersohn are included because of his affiliation with The Vertical Group, L.P. Mr. Lasersohn disclaims beneficial ownership of all shares owned by the Vertical entities except to the extent of his partnership interest in these shares.
  /(5)/ Includes 22,917 shares issued upon the early exercise of a stock option that remain subject to repurchase by us.
  /(6)/ Includes 45,833 shares issued upon the early exercise of a stock option that remain subject to repurchase by us.
  /(7)/ Mr. Grenter's option is fully exercisable, subject to our right to repurchase any unvested shares at the original exercise price in the event of the termination of his employment.
  /(8)/ Shares are held by J & A Group, LLC and excludes 49,136 shares of common stock issuable upon completion of this offering in connection with the conversion of the outstanding convertible promissory note held by J & A Group, LLC. James T. Treace, one of our directors, is the President and a Managing Member of J & A Group, LLC. Mr. Treace will exercise voting and/or investment control over these shares.
  /(9)/ Warrant to be issued to J & A Group, LLC.

                         DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, we will be authorized to issue up to 120,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of March 31, 2002, there were 29,644,570 shares of common stock outstanding held of record by 135 stockholders. There will be 35,644,570 shares of common stock outstanding after giving effect to the sale of common stock offered in this offering. As of March 31, 2002, there were outstanding options to purchase a total of 6,646,201 shares of our common stock under our 1996 Stock Option Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore, as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Warrants

As of March 31, 2002, the following warrants were outstanding:

     . A warrant to purchase 9,728 shares of Series B Redeemable Convertible Preferred Stock at an exercise price of $0.35 per share issued in conjunction with an equipment lease line. This warrant expires on the earlier of April 2003 or our merger or acquisition with or into another company. Due to the automatic conversion of the redeemable convertible preferred stock upon the closing of this offering, these warrants will be exercisable for 9,728 shares of common stock at $0.35 per share.

     . A warrant to purchase 8,630 shares of Series C Redeemable Convertible Preferred Stock at an exercise price of $0.92 per share issued in conjunction with an equipment lease line. This warrant will automatically be exercised upon the closing of this offering into 8,630 shares of common stock, at $0.92 per share, if not previously exercised.

     . A warrant to purchase 25,000 shares of Series E Redeemable Convertible Preferred Stock at an exercise price of $3.09 per share issued in connection with our facility lease. This warrant expires if not exercised by the closing of this offering.

Upon the closing of this offering, all outstanding warrants to purchase preferred stock will become exercisable for an equal number of shares of common stock.

In addition, we are obligated to issue to the holders of our outstanding convertible promissory notes warrants to purchase shares of common stock at an exercise price of $0.01 per share. These warrants will expire in June 2008 and, assuming we repay the outstanding convertible notes that do not automatically convert, will be exercisable for an aggregate of 99,122 shares of common stock.

Preferred Stock

Our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Kyphon. We have no present plan to issue any shares of preferred stock.

Registration Rights

Following the closing of this offering, the holders of 23,734,806 shares of our common stock and 25,000 shares subject to warrants will be entitled to certain rights with respect to the registration of their shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of the registration and are entitled to include their common stock in the registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 50% of these securities have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their common stock. Further, these holders may require us to register all or a portion of their shares on a Form S-3. These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in any registration statement.

Anti-takeover Effects of Provisions of Our Charter and Bylaws

Our amended and restated certificate of incorporation and bylaws provide for our board of directors to be divided into three classes, with staggered three-year terms. When this division is effective, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. In addition, our bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, president and one or more stockholders holding shares in the aggregate representing at least 10% of the voting shares of our stock may call a special meeting of stockholders.

The combination of the classification of our board of directors, when effective, and lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of Kyphon by replacing our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Kyphon.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Kyphon. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished them and to discourage certain types of transactions that may involve an actual or threatened change of control of Kyphon. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

     . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

     . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

     . the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Nasdaq National Market Listing

Our common stock has been approved for quotation on The Nasdaq National Market under the symbol "KYPH."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. Its address is 1745 Gardena Avenue, Glendale, California 91204-2991, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Some shares will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after any of these restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have 35,644,570 shares of common stock outstanding based on shares outstanding as of March 31, 2002. Of these shares, the 6,000,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, except for shares purchased by our affiliates, as that term is used under the Securities Act, which may generally be sold only in accordance with Rule 144 of the Securities Act.

The remaining 29,644,570 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities within the meaning of Rule 144. Beginning 180 days after the effective date of this prospectus 29,644,570 of these shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of agreements not to sell these shares entered into between our underwriters and stockholders.

Beginning 180 days after the effective date of this prospectus, 2,878,954 additional shares subject to vested options will be available for sale subject to compliance with Rule 701 and Rule 144 and upon the expiration of agreements not to sell these shares entered into between our underwriters and stockholders.

Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 356,446 shares immediately after this offering) or the average weekly trading volume in the common stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of Kyphon at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without regard to the requirements described above.

Rule 701

Our employees, officers, directors or consultants who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding-period restrictions of Rule 144, in each case commencing 90 days after the date of completion of this offering. However, options granted to two of our officers, Gary Grenter and Jeffrey Kaiser, were issued in reliance on Section 4(2) of the Securities Act. Each of our executive officers and directors and substantially all of our stockholders have agreed not to sell or otherwise dispose of any shares of common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

Options

As soon as practicable after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1996 Stock Option Plan, 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan, thus permitting the resale of these shares in the public market without restriction under the Securities Act. This registration statement will become effective immediately upon filing.

                                 UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, have agreed to buy, subject to the terms of a purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                               Number of
        Underwriters                                            Shares
        ------------                                           ---------
        U.S. Bancorp Piper Jaffray Inc........................ 2,677,500
        Banc of America Securities LLC........................ 1,338,750
        Bear, Stearns & Co. Inc............................... 1,338,750
        Allen & Company Incorporated..........................    75,000
        CIBC World Markets Corp...............................    75,000
        Deutsche Bank Securities Inc..........................    75,000
        Merrill Lynch, Pierce, Fenner & Smith Incorporated....    75,000
        RBC Dain Rauscher Inc.................................    75,000
        SG Cowen Securities Corporation.......................    75,000
        Thomas Weisel Partners LLC............................    75,000
        Fulcrum Global Partners LLC...........................    30,000
        Gerard Klauer Mattison & Co., Inc.....................    30,000
        Investec PMG Capital Corp.............................    30,000
        W.R. Hambrecht + Co...................................    30,000
                                                               ---------
           Total.............................................. 6,000,000
                                                               =========

The underwriters have advised us that they propose to offer the shares initially to the public at $15.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.63 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved for sale at the initial public offering price up to 300,000 shares of common stock to persons having business relationships with or otherwise related to us. As a condition to their purchase, the purchasers of these shares will agree not to resell the shares until at least 15 days after the completion of this offering. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an over-allotment option to purchase up to an additional 900,000 shares of common stock from us at the same price as to the public, and with the same underwriting discount, as set forth on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                    No Exercise Full Exercise
                                                    ----------- -------------
  Per share........................................ $     1.05   $     1.05
  Total............................................ $6,300,000   $7,245,000

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,100,000.
We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

Each of our directors and executive officers and substantially all of our stockholders have agreed, except with respect to securities purchased in this offering, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of U.S. Bancorp Piper Jaffray Inc., for a period of 180 days after the date of the final prospectus relating to this offering.

Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus was negotiated between us and the underwriters immediately prior to this offering. Factors considered in determining the initial public offering price included:

     . the history of, and the prospects for, the industry in which we compete;

     .    our past and present operations;

     .    our historical results of operations;

     .    our prospects for future earnings;

     . the recent market prices of securities of generally comparable companies; and

     . the general condition of the securities markets at the time of this offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, WS Investment Company, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of Wilson Sonsini Goodrich & Rosati, beneficially own an aggregate of 167,872 shares of our common stock.

                                    EXPERTS

The consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                                  KYPHON INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
   Report of Independent Accountants.................................... F-2
   Consolidated Balance Sheets.......................................... F-3
   Consolidated Statements of Operations................................ F-4
   Consolidated Statements of Stockholders' Deficit..................... F-5
   Consolidated Statements of Cash Flows................................ F-6
   Notes to Consolidated Financial Statements........................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Kyphon Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyphon Inc. and subsidiaries (the "Company") at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

                                          /s/  PRICEWATERHOUSECOOPERS LLP

San Jose, California
February 15, 2002, except for the last paragraph of Note 5
as to which the date is February 28, 2002

                                  KYPHON INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                             December 31,          March 31,     Pro Forma at
                                                                      --------------------------  ------------  March 31, 2002
                                                                          2000          2001         2002        (see Note 2)
                                                                      ------------  ------------  ------------  --------------
                                                                                                          (unaudited)
Assets
Current assets:
   Cash and cash equivalents......................................... $  8,897,747  $  3,351,982  $  2,640,329
   Accounts receivable, less allowance for doubtful accounts of
    $80,000, $100,000 and $100,000 (unaudited) in 2000, 2001
    and 2002, respectively...........................................    1,858,474     5,578,778     7,822,728
   Inventories.......................................................    1,383,865     2,393,224     3,406,900
   Prepaid expenses and other current assets.........................      246,610       939,799     1,115,919
                                                                      ------------  ------------  ------------
        Total current assets.........................................   12,386,696    12,263,783    14,985,876
Property and equipment, net..........................................    2,489,773     3,143,562     3,335,775
Related party notes receivable, net of discount......................           --     1,538,975     1,565,092
Other assets.........................................................      318,812     1,340,566     1,321,763
                                                                      ------------  ------------  ------------
        Total assets................................................. $ 15,195,281  $ 18,286,886  $ 21,208,506
                                                                      ============  ============  ============
Liabilities, Redeemable Convertible Preferred Stock and
 Stockholders' Equity (Deficit)
Current liabilities:
   Current portion of notes payable.................................. $    135,112  $    116,194  $     89,674
   Accounts payable..................................................      390,695     1,999,402     1,611,552
   Accrued liabilities...............................................    1,647,857     3,770,958     4,445,603
   Convertible promissory notes......................................           --    12,000,000    14,000,000
                                                                      ------------  ------------  ------------
        Total current liabilities....................................    2,173,664    17,886,554    20,146,829
Notes payable, net of current portion................................      131,528        43,192        31,203
                                                                      ------------  ------------  ------------
                                                                         2,305,192    17,929,746    20,178,032
                                                                      ------------  ------------  ------------
Commitments and contingencies (Note 6 and Note 13)

Redeemable convertible preferred stock, par value: $0.001
   Authorized: 26,438,116 shares
   Issued and outstanding: 26,291,288 shares in 2000, 2001 and
    26,151,288 shares in 2002 (unaudited)
   (Liquidation preference: $39,341,896 in 2000 and 2001 and
    $39,292,896 (unaudited) in 2002).................................   38,024,064    38,024,064    37,975,064   $         --
                                                                      ------------  ------------  ------------   ------------
Stockholders' equity (deficit):
   Common stock, par value: $0.001
     Authorized 40,000,000 shares
   Issued and outstanding 2,338,452 shares in 2000, 2,330,158 shares in 2001, 3,493,282 shares in 2002 (unaudited) and
    29,644,570 shares pro forma (unaudited)..........................        2,338         2,330         3,493         29,645
Additional paid-in capital...........................................    8,523,723    23,122,203    28,371,540     66,320,452
Deferred stock-based compensation, net...............................   (6,781,171)  (16,082,232)  (18,945,253)   (18,945,253)
Accumulated other comprehensive loss.................................           --       (16,661)      (14,066)       (14,066)
Accumulated deficit..................................................  (26,878,865)  (44,692,564)  (46,360,304)   (46,360,304)
                                                                      ------------  ------------  ------------   ------------
        Total stockholders' equity (deficit).........................  (25,133,975)  (37,666,924)  (36,944,590)  $  1,030,474
                                                                      ------------  ------------  ------------   ============
        Total liabilities, redeemable convertible preferred
          stock and stockholders' equity (deficit)................... $ 15,195,281  $ 18,286,886  $ 21,208,506
                                                                      ============  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 Three Months Ended
                                             Years Ended December 31,                 March 31,
                                     ---------------------------------------  ------------------------
                                        1999          2000          2001         2001         2002
                                     -----------  ------------  ------------  -----------  -----------
                                                                                     (unaudited)
Net sales........................... $   260,589  $  6,076,392  $ 36,073,121  $ 6,274,777  $14,594,269
Cost of goods sold..................     518,729     3,606,051     8,107,893    1,643,024    2,270,395
                                     -----------  ------------  ------------  -----------  -----------
Gross profit (loss).................    (258,140)    2,470,341    27,965,228    4,631,753   12,323,874
                                     -----------  ------------  ------------  -----------  -----------
Operating expenses:
   Research and development.........   1,995,717     4,516,554     7,858,727    1,768,059    1,961,019
   Sales and marketing..............   1,264,187    11,398,981    27,891,377    4,989,336    9,148,110
   General and administrative.......   1,875,380     5,343,256     9,720,393    2,010,979    2,567,767
                                     -----------  ------------  ------------  -----------  -----------
       Total operating expenses.....   5,135,284    21,258,791    45,470,497    8,768,374   13,676,896
                                     -----------  ------------  ------------  -----------  -----------
Loss from operations................  (5,393,424)  (18,788,450)  (17,505,269)  (4,136,621)  (1,353,022)
Interest income.....................     268,750     1,180,515       178,911       97,083       33,037
Interest expense....................     (46,498)      (34,239)     (364,420)      (7,360)    (339,766)
Other expenses......................          --       (60,041)     (122,921)         (74)      (7,989)
                                     -----------  ------------  ------------  -----------  -----------
Net loss............................ $(5,171,172) $(17,702,215) $(17,813,699) $(4,046,972) $(1,667,740)
                                     ===========  ============  ============  ===========  ===========
Net loss per common share, basic and
  diluted........................... $    (12.96) $     (15.55) $      (9.06) $     (2.43) $     (0.58)
                                     ===========  ============  ============  ===========  ===========
Weighted-average shares used in
  computing net loss per common
  share, basic and diluted..........     399,150     1,138,547     1,966,828    1,662,284    2,859,781
                                     ===========  ============  ============  ===========  ===========
Pro forma net loss per common share,
  basic and diluted (unaudited)
  (see Note 9)......................                            $      (0.63)              $     (0.06)
                                                                ============               ===========
Weighted-average shares used in
  computing pro forma net loss per
  common share, basic and diluted
  (unaudited) (see Note 9)..........                              28,258,116                29,049,958
                                                                ============               ===========




  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
             For the Years Ended December 31, 1999, 2000 and 2001
                   and the Three Months Ended March 31, 2002

                                                                                        Accumulated
                                            Common Stock    Additional     Deferred        Other                       Total
                                         -----------------   Paid-In     Stock-Based   Comprehensive Accumulated   Stockholders'
                                          Shares    Amount   Capital     Compensation  Income (Loss)   Deficit        Deficit
                                         ---------  ------  -----------  ------------  ------------- ------------  -------------
Balance at January 1, 1999.............. 1,505,059  $1,505  $    87,255  $         --    $     --    $ (4,005,478) $ (3,916,718)
 Exercise of stock options..............   151,043     151        6,422            --          --              --         6,573
 Issuance of common stock for cash......   100,000     100       12,900            --          --              --        13,000
 Change in unrealized appreciation on
   investments..........................        --      --           --            --      24,504              --        24,504
 Deferred stock-based compensation......        --      --      797,700      (797,700)         --              --            --
 Amortization of deferred stock-based
   compensation.........................        --      --           --        29,684          --              --        29,684
 Net loss...............................        --      --           --            --          --      (5,171,172)   (5,171,172)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at December 31, 1999............ 1,756,102   1,756      904,277      (768,016)     24,504      (9,176,650)   (9,014,129)
 Exercise of stock options..............   582,350     582      201,070            --          --              --       201,652
 Issuance of warrants to purchase Series
   E redeemable convertible preferred
   stock................................        --      --       51,475            --          --              --        51,475
 Change in unrealized appreciation on
   investments..........................        --      --           --            --     (24,504)             --       (24,504)
 Deferred stock-based compensation......        --      --    7,366,901    (7,366,901)         --              --            --
 Amortization of deferred stock-based
   compensation.........................        --      --           --     1,353,746          --              --     1,353,746
 Net loss...............................        --      --           --            --          --     (17,702,215)  (17,702,215)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at December 31, 2000............ 2,338,452   2,338    8,523,723    (6,781,171)         --     (26,878,865)  (25,133,975)
 Exercise of stock options..............   460,456     461      165,262            --          --              --       165,723
 Repurchase of common stock.............  (468,750)   (469)     (24,140)           --          --              --       (24,609)
 Cumulative translation adjustment......        --      --           --            --     (16,661)             --       (16,661)
 Deferred stock-based compensation......        --      --   14,457,358   (14,457,358)         --              --            --
 Amortization of deferred stock-based
   compensation.........................        --      --           --     5,156,297          --              --     5,156,297
 Net loss...............................        --      --           --            --          --     (17,813,699)  (17,813,699)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at December 31, 2001............ 2,330,158   2,330   23,122,203   (16,082,232)    (16,661)    (44,692,564)  (37,666,924)
 Exercise of stock options (unaudited).. 1,053,331   1,053      680,223            --          --              --       681,276
 Repurchase of common stock (unaudited).   (30,207)    (30)     (23,229)           --          --              --       (23,259)
 Conversion of Series A redeemable
   convertible preferred stock
   (unaudited)..........................   140,000     140       48,860            --          --              --        49,000
 Cumulative translation adjustment
   (unaudited)..........................        --      --           --            --       2,595              --         2,595
 Deferred stock-based compensation
   (unaudited)..........................        --      --    4,543,483    (4,543,483)         --              --            --
 Amortization of deferred stock-based
   compensation (unaudited).............        --      --           --     1,680,462          --              --     1,680,462
 Net loss (unaudited)...................        --      --           --            --          --      (1,667,740)   (1,667,740)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at March 31, 2002 (unaudited)... 3,493,282  $3,493  $28,371,540  $(18,945,253)   $(14,066)   $(46,360,304) $(36,944,590)
                                         =========  ======  ===========  ============    ========    ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                           Three Months Ended
                                                                       Years Ended December 31,                 March 31,
                                                               ---------------------------------------  ------------------------
                                                                  1999          2000          2001         2001         2002
                                                               -----------  ------------  ------------  -----------  -----------
                                                                                                               (unaudited)
Cash flows from operating activities:
   Net loss................................................... $(5,171,172) $(17,702,215) $(17,813,699) $(4,046,972) $(1,667,740)
   Adjustments to reconcile net loss to net cash used
    in operating activities:
     Preferred stock issued for services received.............      27,778            --            --           --           --
     Provision for doubtful accounts receivable...............          --        80,000        20,000           --           --
     Provision for excess and obsolete inventories............       9,577        81,669         9,288           --      178,043
     Depreciation and amortization............................     196,958       671,524       864,454      188,283      262,608
     Loss on disposal of property and equipment...............       2,417        90,917       122,222           --        6,159
     Amortization of deferred stock-based compensation........      29,684     1,353,746     5,156,297      634,108    1,680,462
     Realized gain on investments.............................     (91,603)     (608,954)           --           --           --
     Changes in operating assets and liabilities:
        Accounts receivable...................................    (116,908)   (1,821,566)   (3,740,304)  (2,085,261)  (2,243,950)
        Inventories...........................................    (112,597)   (1,362,514)   (1,018,647)    (233,268)  (1,191,719)
        Prepaid expenses and other current assets.............     (80,757)     (117,465)     (283,912)     (56,701)     (97,301)
        Other assets..........................................          --      (195,738)      (35,049)      40,333       18,803
        Accounts payable......................................     168,479        52,402     1,608,707      285,564     (387,850)
        Accrued liabilities...................................     219,056     1,185,986     2,123,101      755,802      674,645
                                                               -----------  ------------  ------------  -----------  -----------
           Net cash used for operating activities.............  (4,919,088)  (18,292,208)  (12,987,542)  (4,518,412)  (2,767,840)
                                                               -----------  ------------  ------------  -----------  -----------
Cash flows from investing activities:
   Acquisition of property and equipment......................    (347,531)   (2,740,942)   (1,629,035)    (390,796)    (487,097)
   Proceeds from disposal of property and equipment...........          --        42,340            --           --           --
   Purchase of investments....................................  (5,573,760)  (21,471,604)           --           --           --
   Maturities and sales of investments........................   4,375,000    23,370,921            --           --           --
                                                               -----------  ------------  ------------  -----------  -----------
           Net cash used for investing activities.............  (1,546,291)     (799,285)   (1,629,035)    (390,796)    (487,097)
                                                               -----------  ------------  ------------  -----------  -----------
Cash flows from financing activities:
   Proceeds from issuance of common stock.....................      13,000            --            --           --           --
   Repurchase of common stock.................................          --            --       (24,609)     (24,609)     (23,259)
   Proceeds from issuance of redeemable convertible
    preferred stock, net......................................  22,410,638     3,868,034            --           --           --
   Proceeds from exercise of stock options....................       6,573       201,652       165,723       37,910      681,276
   Proceeds from notes payable................................      35,160            --    12,000,000           --    2,000,000
   Issuance of related party note receivable..................          --            --    (2,888,610)          --           --
   Repayment of notes payable.................................    (119,726)      (83,252)     (144,364)     (34,638)     (38,509)
                                                               -----------  ------------  ------------  -----------  -----------
           Net cash provided by (used in) financing
             activities.......................................  22,345,645     3,986,434     9,108,140      (21,337)   2,619,508
                                                               -----------  ------------  ------------  -----------  -----------
Effect of foreign exchange rates on cash......................          --            --       (37,328)      (2,964)     (76,224)
Net increase (decrease) in cash and cash equivalents..........  15,880,266   (15,105,059)   (5,545,765)  (4,933,509)    (711,653)
Cash and cash equivalents at beginning of period..............   8,122,540    24,002,806     8,897,747    8,897,747    3,351,982
                                                               -----------  ------------  ------------  -----------  -----------
Cash and cash equivalents at end of period.................... $24,002,806  $  8,897,747  $  3,351,982  $ 3,964,238  $ 2,640,329
                                                               ===========  ============  ============  ===========  ===========
Supplementary disclosure of noncash financing
 activities:
   Deferred stock-based compensation.......................... $   797,700  $  7,366,901  $ 14,457,358  $   733,894  $ 4,543,483
                                                               ===========  ============  ============  ===========  ===========
   Issuance of warrants in connection with a facility
    lease..................................................... $        --  $     51,475  $         --  $        --  $        --
                                                               ===========  ============  ============  ===========  ===========
   Conversion of Series A redeemable convertible
    preferred stock........................................... $        --  $         --  $         --  $        --  $    49,000
                                                               ===========  ============  ============  ===========  ===========
Supplemental disclosure of cash flow information:
   Cash paid during period for interest....................... $    46,498  $     34,239  $     28,936  $     7,360  $     5,505
                                                               ===========  ============  ============  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  FORMATION AND BUSINESS OF THE COMPANY

Kyphon Inc. (the "Company") was incorporated in the state of Delaware on January 10, 1994 and commenced operations in September 1996. The Company develops innovative devices using its proprietary balloon technology for orthopedic applications. The Company's first commercial products are primarily used during the treatment of spine fractures caused by osteoporosis.

The Company has to date been dependent on external financing to fund operations and has an accumulated deficit of $44,692,564 as of December 31, 2001. The Company may require additional financing in the future. There can be no assurance that the Company will be able to obtain additional debt or equity financing, if and when needed, on terms acceptable to the Company. Any additional equity or debt financing may involve substantial dilution to the Company's stockholders, restrictive covenants or high interest costs. The failure to raise needed funds on sufficiently favorable terms could have a material adverse effect on the Company's business, operating results and financial condition.

The Company's long-term liquidity also depends upon the Company's ability to increase revenues from the sale of its products and to achieve profitability, and upon its ability to develop and market new products and obtain sufficient manufacturing capacity. The failure to achieve these goals could have a material adverse effect on the Company's business, operating results and financial condition.

These financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained operating losses and expects these losses to continue through at least 2002. The Company believes its cash and cash equivalents balances as of December 31, 2001, cash generated from operations and proceeds available under the convertible promissory note agreement (see Note 5) will be sufficient to meet the Company's capital and operating requirements through December 31, 2002.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Foreign Currency Translation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

The Company's international subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity (deficit).

Unaudited Interim Results

The accompanying balance sheet as of March 31, 2002, the statements of operations and of cash flows for the three months ended March 31, 2001 and 2002, and the statement of stockholders' deficit for the three months ended March 31, 2002 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations and cash flows for the three months ended March 31, 2001 and 2002. The financial data and other information disclosed in these notes to financial statements related to these three-month periods are unaudited. The results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002 or for any other interim period or for any future year.

                                  KYPHON INC.

Unaudited Pro Forma Stockholders' Equity

If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into 26,151,288 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at March 31, 2002. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market and deposit accounts.

Available-for-Sale Securities

All investments are classified as available-for-sale and therefore are carried at fair market value. Unrealized gains and losses on such securities are reported as a separate component of stockholders' equity (deficit). Realized gains and losses on sale of all such securities are reported in earnings and computed using the specific identification cost method.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market value.

Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally one to five years. Amortization of leasehold improvements is provided on a straight-line basis over the life of the related asset or the lease term, if shorter. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other expense.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

                                  KYPHON INC.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company's cash and cash equivalents are deposited with one major financial institution in the United States of America. Deposits in this institution may exceed the amount of insurance provided on such deposits.

For financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the Company's financial statements, the carrying amounts approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable and long-term debt approximates fair value. Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

The Company's accounts receivable are derived from net sales earned from customers located in the United States of America and Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

Net sales from three customers accounted for 23%, 18% and 15% of total net sales for the year ended December 31, 1999. No customers accounted for more than 10% of total net sales for the years ended December 31, 2000 and 2001. No customers accounted for more than 10% of total accounts receivable at December 31, 2000 and 2001.

Some of the Company's products require clearance or approval from the United States Food and Drug Administration ("FDA") prior to the commencement of commercialized sales. In July 1998, the Company received initial FDA clearance for its KyphX(TM) Inflatable Bone Tamp. In February 2001, the Company received an additional 510(k) clearance that clarified that the KyphX(TM) Inflatable Bone Tamp is intended for use in the spine, hand, tibia, radius and calcaneus. Internationally, the Company received CE Mark approval to market its products from the European regulatory agency in April 2000. The Company cannot be assured that future products will receive the necessary approvals or clearances. If the Company is denied approval or clearance or if approval or clearance is delayed, this may have a material adverse impact on the Company.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

Revenue Recognition

The Company's revenue is derived from the sale of its products. Revenue from product sales, net of discounts, is recognized upon receipt of a valid purchase order, shipment of the products to customers and when collection of the receivables is deemed probable.

Research and Development

Research and development expenses are charged to operations as incurred.

Advertising Costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred. No advertising costs were incurred in 1999. Advertising costs were $423,504 and $918,906 for the years ended December 31, 2000 and 2001, respectively.

                                  KYPHON INC.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Segments

The Company operates in one segment, using one measurement of profitability to manage its business. As of December 31, 2000 and 2001, 100% and 96%, respectively, of all long-lived assets were maintained in the United States of America. For the years ended December 31, 1999, 2000 and 2001, 100%, 98% and 98%, respectively, of net sales were generated in the United States of America.

Accounting for Stock-Based Compensation

The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25," in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, "Accounting for Stock-Based Compensation."

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which require that these equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes in stockholders' equity (deficit) except those resulting from investments or contributions by stockholders. The Company's unrealized gains on available-for-sale securities and cumulative translation adjustment represent the components of comprehensive loss that are excluded from the net loss and are not significant. Therefore no separate statement of comprehensive income (loss) has been presented.

Net Loss per Common Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all potential dilutive common stock, including options, warrants, convertible promissory notes and convertible preferred stock. Options, common stock subject to a right of repurchase, warrants, convertible promissory notes and convertible preferred stock were not included in the computation of diluted net loss per share for the Company because the effect would be antidilutive.

                                  KYPHON INC.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows:

                                                                                                           Three Months Ended
                                                                       Years Ended December 31,                 March 31,
                                                               ---------------------------------------  ------------------------
                                                                  1999          2000          2001         2001         2002
                                                               -----------  ------------  ------------  -----------  -----------
                                                                                                               (unaudited)
Numerator:
   Net loss................................................... $(5,171,172) $(17,702,215) $(17,813,699) $(4,046,972) $(1,667,740)
                                                               ===========  ============  ============  ===========  ===========
Denominator:
   Weighted-average common stock outstanding..................   1,665,333     2,097,245     2,259,225    2,448,117    3,018,912
   Less: weighted-average shares subject to repurchase........  (1,266,183)     (958,698)     (292,397)    (785,833)    (159,131)
                                                               -----------  ------------  ------------  -----------  -----------
Weighted-average shares used in computing basic and diluted
  net loss per common share...................................     399,150     1,138,547     1,966,828    1,662,284    2,859,781
                                                               ===========  ============  ============  ===========  ===========

The following outstanding options, common stock subject to a right of repurchase, convertible promissory notes (see Note 5), redeemable convertible preferred stock and warrants were excluded from the computation of diluted net loss per common share, as they had an antidilutive effect:

                                                            December 31,                 March 31,
                                                  -------------------------------- ---------------------
                                                     1999       2000       2001       2001       2002
                                                  ---------- ---------- ---------- ---------- ----------
                                                                                        (unaudited)
Options to purchase common stock.................  2,011,583  5,014,650  7,326,218  5,445,897  6,646,201
Common stock subject to a right of repurchase....    947,917    822,917    112,500    150,000    171,874
Redeemable convertible preferred stock........... 25,039,499 26,291,288 26,291,288 26,291,288 26,151,288
Warrants.........................................     18,358     43,358     43,358     43,358     43,358

Recent Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and therefore, the adoption had no impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

                                  KYPHON INC.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Asset," which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 during the first quarter of fiscal 2002, and the adoption of SFAS No. 142 had no material impact on financial reporting and related disclosures of the Company.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for the Company beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company's financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items," however, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial position and results of operations.

3.  BALANCE SHEET COMPONENTS

Inventories

                                                           December 31,
                                                       ---------------------  March 31,
                                                          2000       2001       2002
                                                       ---------- ---------- -----------
                                                                             (unaudited)
Raw materials......................................... $  477,541 $  585,433 $  887,710
Work-in-process.......................................    203,019    431,408    645,369
Finished goods........................................    703,305  1,376,383  1,873,821
                                                       ---------- ---------- ----------
                                                       $1,383,865 $2,393,224 $3,406,900
                                                       ========== ========== ==========

                                  KYPHON INC.

Property and Equipment

                                                             December 31,
                                                       -----------------------
                                                          2000        2001
                                                       ----------  -----------
Furniture and fixtures................................ $  649,481  $   778,449
Computer software and hardware........................    829,195    1,543,396
Laboratory and manufacturing equipment................  1,284,539    1,544,242
Leasehold improvements................................    523,467      553,849
                                                       ----------  -----------
                                                        3,286,682    4,419,936
Less: Accumulated depreciation and amortization.......   (867,310)  (1,565,663)
Plus: Construction-in-progress........................     70,401      289,289
                                                       ----------  -----------
                                                       $2,489,773  $ 3,143,562
                                                       ==========  ===========

Accrued Liabilities

                                                             December 31,
                                                         ---------------------
                                                            2000       2001
                                                         ---------- ----------
  Accrued compensation and related expenses............. $  596,505 $1,885,298
  Accrual for clinical studies..........................    366,384    122,441
  Accrued legal, accounting, and professional fees......    150,190    191,651
  Accrued professional training course expenses.........     62,100    338,270
  Accrued travel and entertainment expenses.............    129,881    327,747
  Accrued interest on convertible promissory notes......         --    335,484
  Deferred rent.........................................     62,100    113,850
  Accrued other.........................................    280,697    456,217
                                                         ---------- ----------
                                                         $1,647,857 $3,770,958
                                                         ========== ==========

4.  NOTES PAYABLE

In February 1997, the Company entered into an equipment financing line with a financial institution that provided for borrowings up to $150,000. Prior to the line's expiration on February 28, 1998, the Company had drawn down a total of $145,923, which was collateralized by the related property and equipment. The notes were repayable in 42 monthly payments and a final lump sum. All payments comprised both principal and interest. Interest rates on principal ranged from 12.54% to 12.84%. The repayment began on May 1, 1997 with the last lump sum payment made on June 1, 2001.

In August 1998, the Company entered into an equipment financing line that provided for borrowings up to $500,000 and that expired in July 1999. Prior to the line's expiration, the Company had drawn down $395,925, which is collateralized by the related property and equipment. The notes are repayable in 48 monthly payments. All payments comprise both principal and interest. Interest rates on principal range from 11.77% to 12.14%. The repayment began on September 1, 1998 and will end on June 1, 2003.

Annual maturities of the notes payable are as follows:

        Year Ending December 31,
           2002............................................... $116,194
           2003...............................................   43,192
                                                               --------
                                                               $159,386
                                                               ========

                                  KYPHON INC.

In connection with the equipment financing lines, warrants to purchase 9,728 and 8,630 shares of the Company's Series B and Series C convertible preferred stock, respectively, have been issued (see Note 7).

5.  CONVERTIBLE PROMISSORY NOTES

In June 2001, the Company entered into a loan agreement that provides for the issuance of convertible promissory notes, with an aggregate principal amount of up to $16,000,000, with certain holders of the Company's redeemable convertible preferred stock and an entity of which a member of the Company's Board of Directors is President and a Managing Member. The convertible promissory notes bear interest at 10.0% per annum. The principal and the accrued interest thereon shall either be repaid or converted in accordance with the following:

     . Upon the effective date of an initial public offering of the Company's common stock, at the Company's discretion, the Company may either repay the convertible promissory notes in full or convert the principal and accrued interest thereon into common stock at a price per share equal to the initial public offering price per share;

     . If prior to an initial public offering, the Company completes an equity financing with gross proceeds of at least $10,000,000 (excluding conversion of the promissory notes), the principal and accrued interest thereon will convert into shares of the Company's capital stock currently being issued at a price per share equal to the price per share being offered in the equity financing; or

     . In the event that the Company has not completed an initial public offering or an equity financing prior to March 31, 2002, the principal and accrued interest thereon shall automatically convert into shares of preferred stock at a conversion price equal to $3.50 per share.

Pursuant to the terms of the loan agreement, the holders of the convertible promissory notes will receive warrants to purchase shares of common stock or preferred stock, in accordance with the following:

     . In conjunction with an initial public offering, if the Company elects to repay the convertible promissory notes, a warrant to purchase up to the number of shares of common stock equal to 10% of the total principal and accrued interest thereon divided by the initial public offering price;

     . In conjunction with an initial public offering, if the Company elects to convert the convertible promissory notes, a warrant to purchase up to the number of shares of common stock equal to 40% of the total principal and accrued interest thereon divided by the initial public offering price less $0.01;

     . In conjunction with the completion of an equity financing with gross proceeds of at least of $10.0 million (excluding conversion of the promissory notes), prior to an initial public offering, a warrant to purchase up to the number of shares of common stock equal to 20% of the total principal and accrued interest thereon divided by the price per share paid by the investors in the equity financing less $0.01; or

     . If the convertible promissory notes are automatically converted into preferred stock on April 1, 2002, a warrant to purchase up to the number of shares of preferred stock equal to 20% of the total principal and accrued interest thereon divided by $3.49.

In each case, the warrants to be issued will have an exercise price of $0.01 per share and will expire in June 2008. As of December 31, 2001, the Company had issued a total of $12,000,000 in convertible promissory notes. In February 2002, the Company issued an additional $2,000,000 of convertible promissory notes and amended the loan agreement to increase the aggregate principal amount of convertible promissory notes issuable to $20,000,000 and to extend the maturity and automatic conversion date to June 30, 2002. All other non-related

                                  KYPHON INC.

terms remained unchanged. Upon determination of the amount and terms of the warrants to be issued and the conversion price of the convertible promissory notes, the Company will allocate the gross proceeds received to the convertible promissory notes and the warrants, based on their relative fair values. The warrants will be valued using the Black-Scholes pricing model. The Company will then determine if the allocated value of the convertible promissory notes contains a beneficial conversion feature based on the difference between the effective conversion price of the proceeds allocated to the convertible promissory notes and the fair market value of the common stock at the commitment date, and the Company will record such amount as interest expense immediately upon the earlier of the effective date of an initial public offering or June 30, 2002. The allocated fair value of these warrants will be determined and recorded as interest expense immediately upon the earlier of the effective date of an initial public offering or June 30, 2002.

6.  COMMITMENTS AND CONTINGENCIES

Facility Lease

The Company leases office space under non-cancellable operating leases expiring in March 2005. In addition, warrants to purchase 25,000 shares of Series E convertible preferred stock at an exercise price of $3.09 per share were issued to the lessor in conjunction with the lease (see Note 7).

Future minimum facility lease payments are as follows:

            Years Ending December 31,
               2002..................................... $1,075,950
               2003.....................................  1,117,350
               2004.....................................  1,158,750
               2005.....................................    292,275
                                                         ----------
                                                         $3,644,325
                                                         ==========

Under the terms of the lease agreement, the Company is liable for the cost of restoring unapproved changes or improvements to the facility unless the changes or improvements are approved by lessor. The lease is secured by a $280,275 security deposit, which is included in other assets.

Rent expense for the years ended December 31, 1999, 2000 and 2001 was approximately $181,400, $933,300 and $1,073,700, respectively.

Litigation

In November 1999, the Company commenced a declaratory action in the Superior Court of the State of California in and for the County of Santa Clara against Sulzer Spine-Tech, Inc. ("Spine-Tech"). The action asserts that the Company's hiring of certain Spine-Tech employees did not constitute a tortious interference of the employment agreements between Spine-Tech and those employees, and that the Company's actions did not otherwise constitute an unfair competition or illegal misappropriation of trade secrets.

In January 2000, Spine-Tech filed a complaint that named the Company and 15 of its employees as defendants in the District Court of the State of Minnesota in and for the County of Hennepin. The complaint alleged that the Company's hiring of certain Spine-Tech employees constituted a tortious interference of the employment agreements of the 15 employees, misappropriation of trade secrets, unfair competition and unjust enrichments, breach of contract and defamation. In June 2000, the Company and Spine-Tech settled all outstanding litigation.

                                  KYPHON INC.

Under the terms of the settlement agreement, the parties each agreed to pay their own legal expenses and the Company agreed not to hire any additional Spine-Tech employees until February 9, 2001.

In April 2000, a former employee filed a complaint against the Company in the Superior Court of California for wrongful termination. In September 2000, this action was stayed by court order and the dispute was ordered to binding arbitration in accordance with arbitration provisions contained in the former employee's employment agreement. As of December 31, 2001, this arbitration was still pending. The Company believes that the complaint is without merit and the outcome will not have a material effect on the Company's financial position, results of operations or cash flows. No provision for any liability that may result upon the resolution of this matter has been made in the accompanying financial statements.

From time to time, the Company may become involved in litigation relating to additional claims arising from the ordinary course of business.

Management does not believe the final disposition of these matters will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

7.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

Under the Company's Amended and Restated Certificate of Incorporation, as amended, the Company's redeemable convertible preferred stock is issuable in series and the Company's Board of Directors is authorized to determine the rights, preferences and terms of each series.

As of December 31, 1999, the redeemable convertible preferred stock comprises:

                                                    Noncumulative
                          Shares    Proceeds Net of    Annual     Liquidation Conversion
               Shares   Issued and  Issuance Costs    Dividends   Preference  Value/Price
Series       Designated Outstanding and Repurchases   Per Share    Per Share   Per Share
------       ---------- ----------- --------------- ------------- ----------- -----------
Series A....  3,065,000  3,065,000    $  (208,683)     $0.028       $ 0.35      $ 0.35
Series B....  3,466,872  3,457,144      1,191,780      $0.028       $ 0.35      $ 0.35
Series C....  4,772,654  4,764,023      2,523,369      $0.042       $0.525      $0.525
Series D....  6,633,590  6,633,590      8,675,618      $0.105       $ 1.31      $ 1.31
Series E....  7,500,000  7,119,742     21,973,946      $0.247       $ 3.09      $ 3.09
             ---------- ----------    -----------
             25,438,116 25,039,499    $34,156,030
             ========== ==========    ===========

As of December 31, 2000 and 2001, the redeemable convertible preferred stock comprises:

                                                    Noncumulative
                          Shares    Proceeds Net of    Annual     Liquidation Conversion
               Shares   Issued and  Issuance Costs    Dividends   Preference  Value/Price
Series       Designated Outstanding and Repurchases   Per Share    Per Share   Per Share
------       ---------- ----------- --------------- ------------- ----------- -----------
Series A....  3,065,000  3,065,000    $  (208,683)     $0.028       $ 0.35      $ 0.35
Series B....  3,466,872  3,457,144      1,191,780      $0.028       $ 0.35      $ 0.35
Series C....  4,772,654  4,764,023      2,523,369      $0.042       $0.525      $0.525
Series D....  6,633,590  6,633,590      8,675,618      $0.105       $ 1.31      $ 1.31
Series E....  8,500,000  8,371,531     25,841,980      $0.247       $ 3.09      $ 3.09
             ---------- ----------    -----------
             26,438,116 26,291,288    $38,024,064
             ========== ==========    ===========

                                  KYPHON INC.

As of March 31, 2002 (unaudited), the redeemable convertible preferred stock comprises:

                                                    Noncumulative
                          Shares    Proceeds Net of    Annual     Liquidation Conversion
               Shares   Issued and  Issuance Costs    Dividends   Preference  Value/Price
Series       Designated Outstanding and Repurchases   Per Share    Per Share   Per Share
------       ---------- ----------- --------------- ------------- ----------- -----------
Series A....  3,065,000  2,925,000    $  (257,683)     $0.028       $ 0.35      $ 0.35
Series B....  3,466,872  3,457,144      1,191,780      $0.028       $ 0.35      $ 0.35
Series C....  4,772,654  4,764,023      2,523,369      $0.042       $0.525      $0.525
Series D....  6,633,590  6,633,590      8,675,618      $0.105       $ 1.31      $ 1.31
Series E....  8,500,000  8,371,531     25,841,980      $0.247       $ 3.09      $ 3.09
             ---------- ----------    -----------
             26,438,116 26,151,288    $37,975,064
             ========== ==========    ===========

Dividends

The holders of redeemable convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate stated above. Dividends are payable when, as and if, declared by the Board of Directors, and are not cumulative. As of March 31, 2002, no dividends had been declared.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B, Series C, Series D and Series E redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock and Series A redeemable convertible preferred stock, by reason of their ownership, an amount equal to the rates as shown in the table above (as adjusted for any stock dividends, combinations or splits), plus any declared but unpaid dividends on such shares.

After the payment of the preferential amount to the holders of Series B, Series C, Series D and Series E redeemable convertible preferred stock, the holders of Series A redeemable convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership, an amount per share equal to $0.35 for each outstanding share of Series A redeemable convertible preferred stock plus any declared but unpaid dividends on such shares. After the distributions to the holders of the redeemable convertible preferred stock have been made, the remaining assets of the Company available for distribution to stockholders shall be distributed pro rata among the holders of common stock.

Redemption

The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company is deemed a liquidation, dissolution or winding up of the Company. These liquidation characteristics require classification of the redeemable convertible preferred stock outside of the equity section as these factors are outside the control of the Company. The redeemable convertible preferred stock is not redeemable in any other circumstances.

                                  KYPHON INC.

Voting

The holder of each share of redeemable convertible preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which each share could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of holders of common stock.

Notwithstanding the foregoing, the holders of Series B, Series C, Series D and Series E redeemable convertible preferred stock, voting together as a single class, are entitled to elect three directors of the Company. The holders of Series A redeemable convertible preferred stock and holders of common stock, voting together as a single class, are entitled to elect two directors of the Company, and the holders of common stock and redeemable convertible preferred stock, voting together as a single class, are entitled to elect two directors of the Company.

Conversion

Each outstanding share of redeemable convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and non assessable shares of common stock that results from dividing the conversion price per share in effect for the redeemable convertible preferred stock at the time of conversion into the per share conversion value of such shares. The conversion price per share and the per share conversion value of the redeemable convertible preferred stock is stated above. The conversion price of the redeemable convertible preferred stock is subject to adjustment from time to time. The number of shares into which a share of preferred stock is convertible is referred to as the conversion rate of such series. At March 31, 2002, the Company had reserved 26,151,288 (unaudited) shares of common stock in the event of conversion. Conversion is automatic at the effective conversion rate immediately upon the closing of a firm commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock in which (i) the public offering price equals or exceeds $3.09 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and (ii) the aggregate proceeds raised exceed $15,000,000.

Alternatively, once less than 500,000 shares of Series B, Series C, Series D and Series E redeemable convertible preferred stock is outstanding, each share of Series A redeemable convertible preferred stock will automatically convert to common stock.

Warrants

In connection with equipment financing arrangements, in April 1997 and August 1998, the Company issued warrants to purchase 9,728 and 8,630 shares of its Series B and Series C redeemable convertible preferred stock, respectively. The Series B and Series C redeemable convertible preferred stock warrants have exercise prices of $0.35 and $0.92 per share, respectively, and are exercisable at any time. The Series B redeemable convertible preferred stock warrants expire in April 2003 or upon the effective date of a merger or acquisition, as defined in the warrants, of the Company, whichever is earlier. The Series C redeemable convertible preferred stock warrants expire in August 2004, upon the effective date of a merger or acquisition, as defined in the warrants, or upon the closing date of the Company's initial public offering, whichever is earlier. The fair value of these warrants, determined using the Black-Scholes pricing model, was not material.

In connection with the execution of a facility lease, in February 2000 the Company issued warrants to purchase a total of 25,000 shares of its Series E redeemable convertible preferred stock. The warrant has an exercise price of $3.09 per share. The warrants are exercisable at any time and expire in February 2005 or upon the effective date of the Company's initial public offering, whichever is earlier. The fair value of these warrants is $51,475,

                                  KYPHON INC.

determined using the Black-Scholes pricing model, has been charged to additional paid-in capital and is being amortized to rent expense over the life of the lease.

8.  STOCKHOLDERS' DEFICIT

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. No dividends have been declared or paid as of March 31, 2002.

The Company issued shares of its common stock to certain employees under stock purchase agreements, some of which contain repurchase provisions in the event of termination of employment. The shares are generally released from repurchase provisions ratably over four years. Included in common stock as of December 31, 2001 and March 31, 2002 are 112,500 and 171,874 (unaudited) shares subject to the Company's right of repurchase, respectively.

Stock Option Plan

The Company has reserved shares of common stock for issuance under the 1996 Stock Incentive Plan (the "Plan"). Under the Plan, the Board of Directors may issue incentive stock options to employees and nonstatutory stock options to consultants or employees of the Company. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than the estimated fair market value at date of grant for incentive stock options or 85% of estimated fair market value for nonqualified stock options). If an employee owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of estimated fair market value, as determined by the Board of Directors. The options are exercisable at times and increments as specified by the Board of Directors, and generally expire ten years from date of grant.

                                  KYPHON INC.

Activity under the Plan is as follows:

                                                                       Options Outstanding
                                                              --------------------------------------
                                                                   Employees        Non-Employees
                                                              ------------------- ------------------
                                                                         Weighted           Weighted
                                                   Shares                Average            Average
                                                  Available   Number of  Exercise  Number   Exercise
                                                  for Grant    Shares     Price   of Shares  Price
                                                  ----------  ---------  -------- --------- --------
Balances, January 1, 1999........................    290,917    526,500   $0.047   168,000   $0.044
   Additional shares reserved....................  2,000,000         --       --        --       --
   Options granted............................... (1,517,500) 1,445,500   $0.134    72,000   $0.148
   Options exercised.............................         --   (151,043)  $0.044        --       --
   Options cancelled.............................     49,374    (49,374)  $0.058        --       --
                                                  ----------  ---------   ------  --------   ------
Balances, December 31, 1999......................    822,791  1,771,583   $0.118   240,000   $0.075
   Additional shares reserved....................  4,000,000         --       --        --       --
   Options granted............................... (4,056,000) 3,599,500   $0.839   456,500   $0.940
   Options exercised.............................         --   (473,517)  $0.397  (108,833)  $0.124
   Options cancelled.............................    470,583   (470,583)  $0.381        --       --
                                                  ----------  ---------   ------  --------   ------
Balances, December 31, 2000......................  1,237,374  4,426,983   $0.647   587,667   $0.737
   Additional shares reserved....................  2,500,000         --       --
   Options granted............................... (3,630,033) 3,206,783   $1.000   423,250   $1.000
   Options exercised.............................         --   (418,373)  $0.357   (42,083)  $0.387
   Options cancelled.............................    858,009   (838,009)  $0.749   (20,000)  $1.000
                                                  ----------  ---------   ------  --------   ------
Balances, December 31, 2001......................    965,350  6,377,384   $0.830   948,834   $0.865
   Options granted (unaudited)...................   (561,800)   513,300   $2.575    48,500   $2.794
   Options exercised (unaudited).................         --   (882,331)  $0.618  (171,000)  $0.797
   Options cancelled (unaudited).................    188,486   (188,486)  $0.756        --       --
                                                  ----------  ---------   ------  --------   ------
Balances, March 31, 2002 (unaudited).............    592,036  5,819,867   $1.019   826,334   $0.992
                                                  ==========  =========   ======  ========   ======

                                  KYPHON INC.

The options outstanding and exercisable by exercise price at December 31, 2001 are as follows:

                        Options Outstanding
       -----------------------------------------------------
                                         Weighted Average
                             Number    Remaining Contractual   Options
       Exercise Price      Outstanding     Life in Years     Exercisable
       --------------      ----------- --------------------- -----------
       Employees:
       $0.0525............    108,125          6.76             107,625
       $0.13..............    708,143          7.75             318,323
       $0.31..............    352,687          8.11             129,982
       $0.77..............    528,823          8.24             226,274
       $1.00..............  4,679,606          9.26             624,091
                            ---------                         ---------
                            6,377,384                         1,406,295
                            ---------                         ---------
       Non-Employees:
       $0.035.............     20,000          5.57              20,000
       $0.0525............     28,334          6.19              28,334
       $0.13..............     58,750          7.51              41,355
       $0.31..............     22,000          8.06              20,646
       $0.77..............     70,000          8.22              41,875
       $1.00..............    749,750          9.15             686,624
                            ---------                         ---------
                              948,834                           838,834
                            ---------                         ---------
       Total..............  7,326,218                         2,245,129
                            =========                         =========

The options outstanding and exercisable by exercise price at March 31, 2002 (unaudited) are as follows:

                        Options Outstanding
       -----------------------------------------------------
                                         Weighted Average
                             Number    Remaining Contractual   Options
       Exercise Price      Outstanding     Life in Years     Exercisable
       --------------      ----------- --------------------- -----------
       Employees:
       $0.0525............    102,497           6.55            102,497
       $0.13..............    380,868           7.50             89,098
       $0.31..............    258,979           7.86             71,774
       $0.77..............    404,531           8.00            135,260
       $1.00..............  4,268,692           9.06            562,519
       $3.00..............    404,300           9.93                 --
                            ---------                         ---------
                            5,819,867                           961,148
                            ---------                         ---------
       Non-Employees:
       $0.035.............     20,000           5.33             20,000
       $0.0525............     28,334           5.94             28,334
       $0.13..............     36,750           7.24             22,793
       $0.31..............      5,000           7.71              3,958
       $0.77..............     53,000           7.97             28,000
       $1.00..............    639,750           8.98            580,999
       $3.00..............     43,500          10.00                500
                            ---------                         ---------
                              826,334                           684,584
                            ---------                         ---------
       Total..............  6,646,201                         1,645,732
                            =========                         =========

                                  KYPHON INC.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company calculated the fair value of each option on the date of grant using the minimum value method as prescribed by SFAS No. 123 with the following assumptions:

                                        Years Ended December 31,           Three Months Ended March 31,
                              -------------------------------------------- -----------------------------
                                   1999           2000           2001           2001           2002
                              -------------- -------------- -------------- -------------- --------------
                                                                                    (unaudited)
Risk-free interest rate...... 4.64% to 6.20% 5.03% to 6.78% 4.30% to 5.43% 4.92% to 5.19% 4.88% to 5.42%
Expected life (in years).....       4              4              4              4              4
Dividend yield...............       --             --             --             --             --

As the determination of fair value of all options granted after such time the Company becomes a public company will include an expected volatility factor in addition to the factors described in the preceding table, the following results may not be representative of future periods.

Had compensation costs been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss under SFAS No. 123 would have been as follows:

                                           Years Ended December 31,         Three Months Ended March 31,
                                   ---------------------------------------  ---------------------------
                                      1999          2000          2001          2001            2002
                                   -----------  ------------  ------------   -----------    -----------
                                                                                    (unaudited)
Net loss
   As reported.................... $(5,171,172) $(17,702,215) $(17,813,699) $(4,046,972)    $(1,667,740)
   Pro forma...................... $(5,174,578) $(17,771,859) $(18,015,178) $(4,087,415)    $(1,734,102)
Net loss per common share, basic
  and diluted
   As reported.................... $    (12.96) $     (15.55) $      (9.06) $     (2.43)    $     (0.58)
   Pro forma...................... $    (12.96) $     (15.61) $      (9.16) $     (2.46)    $     (0.61)

The weighted-average grant date fair value per share of options granted during the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002 was $0.104, $0.655, $0.824 and $2.145 (unaudited), respectively.

Deferred Stock-Based Compensation

The Company has issued to certain employees options under the Plan and shares of common stock under stock purchase agreements, some of which contain repurchase provisions, with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. The Company's right to repurchase shares of restricted common stock lapses as these shares become vested to the employee. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options or restricted common stock and the deemed fair market value of the Company's stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight line basis, over the period during which the Company's right to repurchase the restricted common stock lapses or the options become exercisable, generally four years. In the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2002, the Company had recorded deferred stock-based compensation related to these options or restricted common stock in the amounts of $797,700, $7,091,103, $11,843,609 and $3,696,501 (unaudited), net of cancellations, of which $29,684, $1,158,966, $2,988,060 and $1,295,148
(unaudited) had been amortized to expense during 1999, 2000, 2001 and the three months ended March 31, 2002, respectively.

                                  KYPHON INC.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The options generally vest ratably over four years. The values attributable to these options have been amortized over the service period on a graded vesting method, and the vested portion of these options were remeasured at each vesting date. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted were revalued at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                           Three Months
                                       Years Ended December 31,           Ended March 31,
                              ------------------------------------------- ---------------
                                   1999          2000           2001       2001    2002
                              -------------- ------------- --------------  -----   -----
                                                                            (unaudited)
Risk-free interest rate...... 5.63% to 6.20% 5.12%to 6.03% 4.60% to 5.27% 4.93%   5.40%
Expected life (in years).....       10            10             10        10      10
Dividend yield...............       --            --             --        --      --
Expected volatility..........      76%            76%           76%        76%     76%

The stock-based compensation expense will fluctuate as the deemed fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded deferred stock-based compensation of $275,798, $2,613,749 and $846,982 (unaudited) and related amortization expenses of $194,780, $2,168,237 and $385,314 (unaudited) in 2000, 2001 and the three months ended March 31, 2002, respectively. Deferred stock-based compensation and related amortization expenses for 1999 were not material.

9.  UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE

Pro forma basic and diluted net loss per share have been computed to give effect to redeemable convertible preferred stock that will convert to common stock upon the closing of the Company's initial public offering (using the as-converted method) for the year ended December 31, 2001 and the three months ended March 31, 2002. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows:

                                                  Year Ended    Three Months
                                                 December 31,      Ended
                                                     2001      March 31, 2002
                                                 ------------  --------------
                                                         (unaudited)
  Pro forma net loss per common share, basic
    and diluted:
      Net loss.................................. $(17,813,699)  $(1,667,740)
                                                 ============   ===========
  Weighted-average shares used in computing
    net loss per common share, basic and
    diluted.....................................    1,966,828     2,859,781
  Adjustments to reflect the effect of the
    assumed conversion of the preferred stock
    from the date of issuance...................   26,291,288    26,190,177
                                                 ------------   -----------
  Weighted-average shares used in computing
    pro forma net loss per common share, basic
    and diluted.................................   28,258,116    29,049,958
                                                 ============   ===========
  Pro forma net loss per common share, basic
    and diluted................................. $      (0.63)  $     (0.06)
                                                 ============   ===========

                                  KYPHON INC.

10.  EMPLOYEE BENEFIT PLAN

The Company maintains a Section 401(k) Plan. The 401(k) Plan provides participating employees with an opportunity to accumulate funds for retirement and hardship. Eligible participants may contribute up to 20% of their eligible earnings to the Plan Trust. The Company does not make contributions to the plan.

11.  RELATED PARTY TRANSACTIONS

In August 1996, the Company entered into two consulting agreements with consultants who are stockholders of the Company, one of which was formerly a member of the Board of Directors. Amounts paid for services for the years ended December 31, 1999, 2000 and 2001 were and $147,667, $243,943 and $216,000, respectively.

In October 2001, the Company entered into an agreement to loan $2,888,610 to the President and Chief Executive Officer for the purchase of a primary residence. The note is non-interest bearing and is secured by a deed of trust in the related primary residence. $388,610 of the note's balance is due within one year and has been classified as a current asset. $625,000 of the remaining advance is payable beginning on the sixth year anniversary of the note and on each subsequent anniversary thereafter, or $625,000 of the remaining advance is payable beginning on the first year anniversary of the effective date of an initial public offering of the Company's common stock and on each subsequent anniversary thereafter upon the attainment of specified valuation criteria, or upon the occurrence of certain defined maturity events, such as default and termination, whichever is earlier. $2,500,000 of the note balance has been classified as a long term receivable, net of a discount of $986,705, which was imputed using an interest rate of 6.75%. As of December 31, 2001, $25,681 of the discount was amortized to interest income.

12.  INCOME TAXES

At December 31, 2001, the Company had approximately $32.0 million and $16.6 million in Federal and California net operating loss carryforwards, respectively, which will expire through the year 2021, if unused. Additionally, the Company had research and development tax credits of approximately $565,000, which will expire through the year 2021 if unused. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The Company also has approximately $2.2 million of net operating losses in Belgium, which can be carried forward indefinitely, absent any changes in control.

Temporary differences and carryforwards that gave rise to significant portions of deferred tax assets are as follows:

                                                          December 31,
                                                   --------------------------
                                                       2000          2001
                                                   ------------  ------------
 Net operating loss carryforwards................. $  8,026,000  $ 12,599,000
 Research and development credit carryforwards....      516,000       964,000
 Capitalized research and development costs.......      914,000       890,000
 Capitalized start-up costs.......................        4,000            --
 Other accruals and reserves not currently
   deductible for tax purposes....................      715,000       796,000
                                                   ------------  ------------
                                                     10,175,000    15,249,000
 Less: Valuation allowance........................  (10,175,000)  (15,249,000)
                                                   ------------  ------------
    Total deferred tax assets..................... $         --  $         --
                                                   ============  ============

                                  KYPHON INC.

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

13.  SUBSEQUENT EVENTS (UNAUDITED)

2002 Employee Stock Purchase Plan

In April 2002, the Board of Directors adopted the 2002 Employee Stock Purchase Plan ("2002 ESPP"), subject to stockholder approval, under which eligible employees are permitted to purchase common stock at a discount through payroll deductions. 750,000 shares of common stock are reserved for issuance and will be increased on the first day of each fiscal year, commencing in 2003, by an amount equal to the lesser of (i) 1,500,000, (ii) 2.0% of the outstanding shares of common stock on such date or (iii) an amount as determined by the Board of Directors. The 2002 ESPP contains consecutive, overlapping twenty-four-month offering periods. Each offering period includes four six-month purchase periods. The price of the common stock purchased shall be the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of a purchase period. The initial offering period will commence on the effective date of the Company's initial public offering.

2002 Stock Plan

In April 2002, the Board of Directors adopted the 2002 Stock Plan, subject to stockholder approval. The 2002 Stock Plan, which will terminate no later than 2012, provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. 2,500,000 shares of common stock are reserved for issuance and will be increased on the first day of each fiscal year, commencing in 2003, by an amount equal to the lesser of (i) 3,500,000, (ii) 5.0% of the outstanding shares of common stock on the last day of the preceding fiscal year or (iii) an amount as determined by the Board of Directors.

2002 Director Option Plan

In April 2002, the Board of Directors adopted the 2002 Director Option Plan, subject to stockholder approval. The 2002 Director Options Plan, which will terminate no later than 2012, provides for the granting of nonstatutory stock options to non-employee directors. 200,000 shares of common stock are reserved for issuance and will be increased on the first day of each fiscal year, commencing in 2003, by an amount equal to the lesser of (i) the number of shares subject to options granted under the 2002 Director Option Plan in the prior fiscal year or (ii) an amount as determined by the Board of Directors.

BACK COVER

KyphX(R) Inflatable Bone Tamp
a tool to help surgeons repair fractures during minimally invasive spine surgery.

[An image of the KyphX(R) Inflatable Bone Tamp, including images of the balloons being inflated, and an elderly man and woman walking on the beach]

[Kyphon Logo]

[Kyphon Internet Address]

                               6,000,000 Shares

                                  KYPHON INC.

                                 Common Stock

                              [LOGO] Kyphon, Inc.

                             ---------------------
                                  PROSPECTUS
                             ---------------------

Until June 11, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                          U.S. Bancorp Piper Jaffray

                        Banc of America Securities LLC

                           Bear, Stearns & Co. Inc.

                                 May 17, 2002